SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CLEARWIRE CORPORATION

(Name of Subject Company)

CLEARWIRE CORPORATION

(Name of Person Filing Statement)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

18538Q105

(CUSIP Number of Class of Securities)

Broady R. Hodder

Senior Vice President and General Counsel

Clearwire Corporation

1475 120th Ave. NE

Bellevue, Washington 98005

(425) 216-7600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David Fox, Esq.

Joshua N. Korff, Esq.

David B. Feirstein, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

Robert E. Spatt, Esq.

Marni Lerner, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-3443

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is Clearwire Corporation, a Delaware corporation, which we refer to as Clearwire or the Company, and the address and telephone number of its principal executive offices is 1475 120th Avenue Northeast, Bellevue, Washington 98005, (425) 216-7600.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9, which we refer to as the Schedule 14D-9, relates is Clearwire’s Class A common stock, par value $0.001 per share, which we refer to as the Class A Common Stock or Shares. As of June 7, 2013, there were 699,995,487 shares of Class A Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above. The Company’s website address is www.clearwire.com. The information on the Company’s website should not be considered a part of this Statement.

Offer

This Schedule 14D-9 relates to the tender offer by DISH Acquisition Holding Corporation, a Delaware corporation, which we refer to as Offeror, a wholly-owned subsidiary of DISH Network Corporation, a Nevada corporation, which we refer to as DISH, to purchase all of the issued and outstanding Class A Common Stock at a price of $4.40 per Share, net to the seller in cash, which we refer to as the Offer Price, without interest thereon and less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 30, 2013, which we refer to as the Offer to Purchase, and in the related Letter of Transmittal, which, together with the Offer to Purchase, we refer to as the Offer. The Offer is described in a Tender Offer Statement on Schedule TO, which, as amended or supplemented from time to time, we refer to as the Schedule TO, filed by DISH and Offeror with the Securities and Exchange Commission, which we refer to as the SEC, on May 30, 2013. DISH and Offeror filed on amended Schedule TO on June 12, 2013. The Offer to Purchase and related Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

The Offer, as set forth in the Schedule TO, is subject to the following conditions, among others:

•

there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to 12:00 midnight, New York City time, at the end of July 2, 2013, which we refer to as the Expiration Date, unless the Offer is extended pursuant to and in accordance with the terms therein, in which event Expiration Date will mean the latest time and date at which the Offer, as so extended, will expire, a number of shares of Class A Common Stock that represents more than 25% of the shares of Class A Common Stock and Clearwire’s Class B common stock, which we refer to as Class B Common Stock and, together with the Class A Common Stock, the Common Stock, entitling the holders to vote generally in the election of members of Clearwire’s board of directors, which we refer to as the Voting Power, on a fully diluted basis (including without limitation Shares issuable on exercise of convertible and exchangeable securities or in respect of RSUs and unvested stock options granted to employees) as of the Expiration Date, inclusive of any Shares underlying any convertible or exchangeable securities and Shares beneficially owned by DISH in each case as of the Expiration Date;

•

the waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act, having expired or been terminated;

•

any Federal Communications Commission consents, which we refer to as FCC Consents, that are required to consummate this Offer based on DISH’s purchase of the number of Shares validly tendered and not withdrawn prior to the Expiration Date having been received and being in full force and effect. We refer to the Federal Communications Commission as the FCC;

•	the Investor Rights Agreement, which we refer to as the Investor Rights Agreement, between Offeror and Clearwire, having been duly executed and delivered by Clearwire; and

•

both the Agreement and Plan of Merger, dated as of December 17, 2012, as amended, among Sprint Nextel Corporation, which we refer to as Sprint, Collie Acquisition Corp. and Clearwire, which, as amended, we refer to as the Sprint Merger Agreement, and the Note Purchase Agreement, dated as of December 17, 2012, as amended, among Sprint, Clearwire Communications and Clearwire Finance, Inc., which, as amended, we refer to as the Sprint Note Purchase Agreement, having been validly terminated.

The Offer is also subject to other conditions described in the Offer. If the FCC Consents have not been received but all other conditions of the Offer have been fulfilled, DISH and Offeror have stated that they will reduce the number of Shares sought for purchase in the Offer in accordance with the terms contained in the Offer to Purchase and applicable law, and acquire up to the maximum number of Shares permitted to be acquired without such FCC Consents, after the minimum postponement of the Expiration Date allowed under applicable law. In such an event, after the acceptance of such Shares, DISH and Offeror have stated that they would irrevocably commit to launch a second tender offer for all remaining Class A Common Stock conditioned only upon receipt of the FCC Consents and that there shall not be in place any injunction or any other order or any other legal restriction in effect that prevents or makes illegal the consummation of the second offer.

Despite strenuous objections by the Special Committee, DISH refused to revise the Offer to reduce the Minimum Condition below the 25% contained in the Offer or to commit to extend the Expiration Date beyond July 2, 2013 if all of the conditions to the Offer are satisfied but the Minimum Condition is not satisfied by that date. As a result, if the Minimum Condition is not satisfied on the July 2, 2013 expiration date but the other conditions are satisfied, DISH is NOT obligated to extend the Offer. Therefore, if you desire to accept the Offer, you should tender your Shares prior to July 2, 2013. If the Offer is not completed and the Sprint Merger Agreement has been terminated and no other alternative transaction has been entered into, the Company may not be able to raise sufficient capital to continue its existing operations beyond the first quarter of 2014 and we can give you no assurance that in a restructuring you would receive any value for your Shares or a value equal to or in excess of the Offer Price.

DISH has formed Offeror in connection with the Offer. The Schedule TO states that the principal executive offices of each of DISH and Offeror are located at 9601 South Meridian Boulevard, Englewood, Colorado 80112.

The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

In addition, the information relating to the Offer, including the Schedule TO, this Schedule 14D-9 and related documents, can be obtained without charge from the SEC’s website at www.sec.gov.

The Company is not responsible for the accuracy or completeness of the description herein of information contained in the Schedule TO and related documents, including information concerning DISH, Offeror, their respective officers or directors or any failure by DISH or Offeror to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Schedule 14D-9 and in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 14, 2013, Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2012, filed with the SEC on April 26, 2013, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the SEC on April 26, 2013, the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 23, 2013, Proxy Statement Supplement on Schedule 14A, filed with the SEC on May 22, 2013, Proxy Statement Supplement on Schedule 14A, filed with the SEC on May 28, 2013, and Proxy Statement Supplement on Schedule 14A, filed with the SEC on May 30, 2013, each as incorporated herein by reference, which we refer to as the Prior Disclosure Documents, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) DISH, Offeror or their respective executive officers, directors or affiliates. We refer to the Definitive Proxy Statement, as supplemented, as the Proxy Statement and each Proxy Statement Supplement as a Proxy Statement Supplement.

Any information contained in the sections from the Prior Disclosure Documents, each as incorporated by reference herein, shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Relationship with the Offeror

According to the Schedule TO, DISH, Offeror and their respective affiliates beneficially own approximately 1% of the total Voting Power of all Shares as of May 30, 2013.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

Interests of Sprint

Sprint and its affiliates beneficially owned 50.2% of the Voting Power as of May 31, 2013. Sprint is currently party to the Sprint Merger Agreement with the Company, pursuant to which Sprint’s wholly-owned subsidiary, Collie Acquisition Corp., would merge with and into the Company, which we refer to as the Sprint Merger, pursuant to which the Company would survive as a wholly-owned subsidiary of Sprint. The Company’s board of directors and a special committee of the board consisting of three independent and disinterested directors, who are not officers or employees of the Company or Sprint designees to the Company board, and who would not have an economic interest in the Company or the surviving corporation following the completion of the Sprint Merger, which committee we refer to as the Special Committee, each previously recommended the adoption of the Sprint Merger Agreement to the stockholders of Clearwire. A full description of the Sprint Merger Agreement, the background of the transaction with Sprint, the recommendation of the Special Committee and the board of directors of the Sprint Merger, and related matters, is contained in the Proxy Statement. The Offer is contingent upon the termination of the Sprint Merger Agreement and the Sprint Note Purchase Agreement.

So long as the Sprint Merger Agreement is in place, the Company is obligated to hold the vote for the adoption of the Sprint Merger Agreement and related matters at a duly constituted special meeting of the Company’s stockholders, as further described below.

The Company’s board of director’s currently intends to adjourn the special meeting of the stockholders of the Company, originally scheduled to be held on May 21, 2013 and currently scheduled for June 13, 2013, and to reconvene the special meeting at a later date. Following the closing of the vote at a reconvened special meeting, in the event the Company’s stockholders do not adopt the Sprint Merger Agreement, the Company’s board of directors intends to terminate the Sprint Merger Agreement and the Sprint Note Purchase Agreement.

Cash Consideration Payable Pursuant to the Offer

If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. If the directors and executive officers were to tender all of the 8,425,978 Shares owned by them as of June 7, 2013 (which number of Shares excludes options to purchase Shares and unvested restricted stock units, which are addressed in the succeeding paragraph below and under the section entitled “Potential Payments upon Termination or Change in Control”) for purchase pursuant to the Offer and those Shares were purchased by the Offeror for $4.40 per Share, the directors and executive officers would receive an aggregate of $37,074,303.20 in cash. As discussed below under “Item 4. The Solicitation or Recommendations,” to the knowledge of the Company, the Company’s directors and executive officers currently intend to tender in the Offer all the Shares held of record or beneficially owned by such persons, other than (a) Shares underlying stock-based awards, if any, and (b) Shares, if any, that if tendered would cause them to incur liability under the short-swing profits provisions of the Exchange Act.

Equity-Based Awards Held by Non-Employee Directors and Executive Officers of the Company

The Offer is not being made for options to purchase Shares granted under Clearwire’s stock plans. Any stock options that are exercised and Shares purchased prior to the Expiration Date will be eligible for the Offer.

Potential Payments upon Termination or Change in Control

The Company’s executive officers participate in, or have entered into, as applicable, the various arrangements and agreements discussed below, which provide for the vesting of equity awards and the payment of compensation in connection with a change in control of the Company, such as could occur upon the consummation of the Offer, if Offeror acquires more than 50% of the Voting Power, which we refer to as a Change in Control. Such benefits are provided only in the event of termination without cause (as defined in the Executive Continuity Plan, discussed below, and referred to here as Cause) or for good reason (as defined in Mr. Prusch’s offer letter, dated August 8, 2011, and as defined in the Executive Continuity Plan for all other executives and referred to here as Good Reason) following a Change in Control.

Treatment of Clearwire Stock Options and Other Equity-Based Awards

Clearwire Executive Officer Stock Options

The Company has granted stock option awards to its executive officers under the Company’s 2008 Stock Compensation Plan, the 2007 Stock Compensation Plan, as amended, and the 2003 Stock Option Plan, as amended, which we refer to collectively as the Stock Plans. Pursuant to the terms of the Executive Continuity Plan (discussed below), any unvested options granted to executives will immediately vest if the executive is terminated not for Cause or if s/he quits with Good Reason within 24 months of a Change in Control. Such vested options will be exercisable until the earlier of the first anniversary of the termination date and the expiration of the maximum original term of such award.

The following table summarizes the cash value of stock options held by the executive officers as of June 7, 2013, valued at the amount by which the Offer price of $4.40 exceeds the exercise price of the options, which consideration would be subject to applicable withholding taxes.

Name	Shares Subject to Vested Stock Options (#)	Cash Value for Vested Stock Options ($)	Shares Subject to Unvested Stock Options (#)	Cash Value of Unvested Stock Options
Prusch, Erik E.	—	$—	—	$—
Cochran, Hope F.	37,500	$51,375	—	$—
Draper, Dow	56,250	$77,063	—	$—
Ednie, Steven	40,000	$54,800	—	$—
Hodder, Broady R.	50,000	$68,500	—	$—
Saw, John C.B.	50,000	$68,500	—	$—
Stroberg, Don	15,000	$4,500	—	$—

Clearwire Non-Employee Director Restricted Stock Units

Pursuant to the Stock Plans, the Company has granted restricted stock unit awards to its non-employee directors, which we will here refer to as Director RSUs. Under the terms of the Stock Plans, a Change in Control will not Cause an acceleration of vesting with respect to the Director RSUs, which will continue to vest in accordance with the relevant award agreements.

Clearwire Executive Restricted Stock Units

Pursuant to the Stock Plans, the Company has granted restricted stock unit awards to its executives, which we will here refer to as the Unvested RSUs. Pursuant to the terms of the Executive Continuity Plan (discussed below), the Unvested RSUs will immediately vest if the executive is terminated not for Cause or if s/he quits with Good Reason within 24 months of a Change in Control.

The following table summarizes the cash value of the Unvested RSUs, based on the Offer price of $4.40 per Share, with respect to the Unvested RSUs.

Name	Shares of Unvested RSUs (#)	Cash Value of Unvested RSUs ($)
Prusch, Erik E.	3,743,529	$16,471,528
Cochran, Hope F.	1,028,451	$4,525,184
Draper, Dow	756,149	$3,327,056
Ednie, Steven	435,082	$1,914,361
Hodder, Broady R.	727,165	$3,199,526
Saw, John C.B.	1,051,251	$4,625,504
Stroberg, Don	704,475	$3,099,690

Additional Amounts Provided under the Executive Continuity Plan

Each executive officer participates in the Company’s 2010 Executive Continuity Plan, which we refer to as the Executive Continuity Plan. Under the Executive Continuity Plan, Mr. Prusch, as Chief Executive Officer, would be entitled to receive cash severance payments equal to 200% of targeted annual compensation (base salary and target bonus), and the other continuing executive officers would be entitled to receive cash severance payments equal to 150% of targeted annual compensation (base salary and target bonus), if terminated by the Company without Cause or the executive officer terminates his or her employment with Good Reason (1) within twenty-four months following a Change in Control of Clearwire or (2) in the period between the commencement of a Change in Control transaction and the closing of such transaction, if the termination event occurred due to the request or instruction of a third party attempting to effect a Change in Control. In addition to the accelerated vesting on all unvested equity grants (as mentioned above), the Executive Continuity Plan provides for continuation of health care coverage, at no increased cost, for twenty-four months for Mr. Prusch, and for twelve months for the other executive officers, following termination, unless and until such time as an executive officer is otherwise eligible for health care coverage that is substantially similar in cost and in level of benefits provided, from a successor employer or otherwise.

To receive payments under the terms of the Executive Continuity Plan, an executive officer must execute a release and non-compete agreement with the Company upon termination of his or her employment with the length of the non-compete agreements corresponding to the amount of payments to be received. The cash payments would be paid out in regular installments over a two-year period for Mr. Prusch, and an eighteen month period for the other executive officers, which is equal to the term of the non-competition agreements to which the executive officers would be bound.

If the amounts payable to an executive officer under the Executive Continuity Plan result in the executive officer’s becoming liable for the payment of any excise taxes pursuant to Section 4999 of the Internal Revenue Code, the executive officer will receive the greater, on an after-tax basis, of (a) the severance benefits payable or (b) the maximum amount of severance benefits that can be paid without triggering the imposition of the Section 280G excise tax under the Internal Revenue Code.

The cash severance amounts payable to the named executive officers under the Executive Continuity Plan are described on the table under “—Golden Parachute Compensation.” Using the same assumption as described on the table under “Golden Parachute Compensation,” the cash severance amounts payable to Don Stroberg and Steve Ednie (the other executive officers that are not named executive officers) under the Executive Continuity Plan are $804,375 and $576,367, respectively.

2013 Bonus

The 2013 bonus for executive officers may, in certain cases, be more favorable to certain of executive officers than our historic annual bonus program. The Company has established a 2013 bonus plan with two 6-month performance periods. The Company has established the performance measures, targets, maximums and performance award levels in the ordinary course of business consistent with past practices for the period from January 1, 2013 through June 30, 2013. If the Offer results in a Change of Control prior to June 30, 2013, then the compensation committee of the Company’s board of directors may determine the actual achievement of the performance measure(s) based on the most recent forecast available at that time. The Company will establish the performance measures, targets, maximums and performance award levels for the period from July 1, 2013 through December 31, 2013. Any bonuses earned under the 2013 bonus plan will be paid in the ordinary course of business consistent with past practice in 2014, but in no event later than February 15, 2014. The aggregate amount of bonus opportunities under the 2013 bonus plan will not exceed $18 million. To the extent an employee that is a participant in the Executive Continuity Plan resigns with “Good Reason” (as defined in the Executive Continuity Plan) or is involuntarily terminated without “Cause” (as defined in the Executive Continuity Plan) or due to such employee’s death or “Disability” (as defined in the Executive Continuity Plan) before payment of any bonuses earned, and (A) if the employee is so terminated after the completion of a performance period, such employee will be entitled to payment of his actual performance bonus for such performance period, if such 2013 performance bonus has not yet been paid, and (B) if the employee is so terminated during a performance period, such employee will be entitled to payment of a pro-rata portion of his performance bonus at target payout, based on the number of days worked in such performance period through such employee’s termination date; in the case of (A) and (B) above, such payment will be made in all events no later than the later of (x) ten (10) business days following such employee’s termination of employment, and (y) the last day of the surviving corporation’s first regular payroll cycle following such termination of employment. An employee will be entitled to a payment pursuant to (A) and (B) above, if his or her termination occurs both during and after a performance period and he has not received any 2013 performance bonus payment at the time of his or her termination.

Clearwire Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation which each of the named executive officers of Clearwire may receive that is based on or that otherwise relates to a Change in Control. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur. As a result, the actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below. In preparing the table, Clearwire made the following assumptions:

•	The occurrence of a Change in Control in connection with the Offer, and

•	the employment of the named executive officers who are employed by Clearwire at the time of a Change in Control, either by Clearwire without Cause or by the named executive officer for Good Reason.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Other ($)	Total ($)
Prusch, Erik E.	$3,046,493	$17,566,528	$0	$38,680	$0	$0	$20,651,701
Cochran, Hope F.	$1,113,946	$4,814,059	$0	$19,340	$0	$0	$5,947,345
Draper, Dow	$836,551	$3,579,118	$0	$19,340	$0	$0	$4,435,009
Hodder, Broady R.	$828,121	$3,311,726	$0	$19,340	$0	$0	$4,159,187
Saw, John C.B.	$1,127,421	$4,981,267	$0	$19,340	$0	$0	$6,128,028

(1)	The aggregate dollar value of a cash severance payment to Mr. Prusch is comprised of two times the sum of his annual base salary of $761,623.20 and target bonus of $761,623.20 as of May 20, 2013. The aggregate dollar value of a cash severance payment for Ms. Cochran is comprised of 1.5 times the sum of her annual base salary of $424,360.04 and target bonus of $318,270.03 as of May 20, 2013; the aggregate dollar value of a cash severance payment for Mr. Draper is comprised of 1.5 times the sum of his annual base salary of $338,000.00 and $219,700.00 as of May 20, 2013; the aggregate dollar value of a cash severance payment for Mr. Hodder is comprised of 1.5 times the sum of his annual base salary of $345,050.16 and target bonus of $207,030.10 as of May 20, 2013 and the aggregate dollar value of a cash severance payment for Dr. Saw is comprised of 1.5 times the sum of his annual base salary of $455,523.12 and target bonus of $296,090.03 as of May 20, 2013.
(2)	Comprised of full acceleration of stock spread and RSUs, assumes a stock price of $4.40 and the target value of Performance RSUs. The equity value for Mr. Prusch is comprised of the full acceleration value of stock spread and RSUs at $16,691,528 and the value of Performance RSUs deemed earned at 100% of target of $875,000. The equity value for Ms. Cochran is comprised of the full acceleration value of stock spread and RSUs of $4,576,559 and the value of Performance RSUs deemed earned at 100% of target of $3,404,118. The equity value for Mr. Draper is comprised of the full acceleration value of stock spread and RSUs of $3,404,118 and the value of Performance RSUs deemed earned at 100% of target of $3,149,226. The equity value for Mr. Hodder is comprised of the full acceleration value of stock spread and RSUs of $3,149,226 and the value of Performance RSUs deemed earned at 100% of target of $4,693,767. The equity value for Dr. Saw is comprised of the full acceleration value of stock spread and RSUs of $4,693,767 and the value of Performance RSUs deemed earned at 100% of target of $287,500.
(3)	The health and welfare benefit value is comprised of medical and dental coverage based on the rates as of January 1, 2013. The dollar value of Mr. Prusch’s health and welfare benefit coverage is comprised of two times the annual medical rate of $17,605 plus the annual dental rate of $1,735. The dollar value of Ms. Cochran’s health and welfare benefit coverage is comprised of one times the annual medical rate of $17,605 plus the annual dental rate of $1,735. The dollar value of Mr. Draper’s health and welfare benefit coverage is comprised of one times the annual medical rate of $17,605 plus the annual dental rate of $1,735. The dollar value of Mr. Hodder’s health and welfare benefit coverage is comprised of one times the annual medical rate of $17,605 plus the annual dental rate of $1,735. The dollar value of Dr. Saw’s health and welfare benefit coverage is comprised of one times the annual medical rate of $17,605 plus the annual dental rate of $1,735.
(4)	None of the named executive officers are entitled to tax reimbursements.

Exculpation and Indemnification of Company Directors and Officers

Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its certificate of incorporation that its directors will not be liable to the corporation or its stockholders for monetary damages for breaches of fiduciary duty. The Company’s restated certificate of incorporation, which we refer to as the Restated Certificate of Incorporation, includes such a provision. Such provision, however, does not preclude the personal liability of directors for monetary damages (i) for breaches of the duty of loyalty, (ii) for acts or omissions not in good faith, involving intentional misconduct, or involving knowing violation of the law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which a director derives an improper personal benefit.

The Company’s Restated Certificate of Incorporation, requires the Company to indemnify its officers and directors to the fullest extent permitted by the DGCL, against all loss and liability suffered and expenses reasonably incurred in connection with any suit or other proceeding to which the officer or director is made or threatened to be made a party by reason of the fact that he or she is or was an officer or director of the Company or, while an officer or director, is or was serving in certain specified roles with other entities. In addition, the Restated Certificate of Incorporation requires the Company to advance expenses incurred by such persons in connection with such suit or proceeding to the fullest extent permitted by the DGCL.

The Restated Certificate of Incorporation also provides that Clearwire may purchase and maintain insurance on behalf of any person who is entitled to indemnification as described above. The Company has and intends to maintain director and officer liability insurance, if available on reasonable terms.

Further, on December 4, 2008, the Company entered into indemnification agreements with each of its directors and executive officers then in office, which we refer to as the Indemnification Agreements. Additionally, all director and executive officers joining the Company after that date have also executed Indemnification Agreements. Under the Indemnification Agreements, the Company has agreed to indemnify each director and executive officer against liability arising out of the individual’s performance of his or her duties to Clearwire. The Indemnification Agreements provide indemnification in addition to the indemnification provided by the Restated Certificate of Incorporation and applicable law. Among other things, the Indemnification Agreements indemnify each director and executive officer for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts actually and reasonably incurred by the director or executive officer from any claims relating to any event or occurrence arising out of or in connection with the director’s or executive officer’s service to the Company or to any other entity to which the director or executive officer provides services at our request. Further, the Company has agreed to advance expenses the director or executive officer may spend as a result of any proceeding against the director or executive officer as to which such individual could be indemnified. Notwithstanding the other provisions of the Indemnification Agreements, the Company is not obligated to indemnify the director or executive officer: (1) for claims initiated by the director or executive officer; (2) for claims relating to payment of profits in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended; (3) if a final court decision determines that such indemnification is not lawful; and (4) if the director or executive officer did not act in good faith or the best interest of Clearwire, engaged in unlawful conduct, or is adjudged to be liable to Clearwire.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers or persons controlling the Company under the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Special Committee and the Company’s Board of Directors

The Special Committee, upon consultation with the management of the Company and its financial and legal advisors, unanimously determined by resolutions adopted on June 12, 2013, among other things, (i) that an Adverse Company Board Recommendation, as defined in the Sprint Merger Agreement, was required by the Special Committee’s fiduciary duties under applicable law and to make such an Adverse Company Board Recommendation, (ii) the Offer was fair to and in the best interest of the holders of Class A Common Stock (other than DISH, Offeror, Sprint, SoftBank Corp., which we refer to as SoftBank, and their respective affiliates) and (iii) that the Special Committee recommend that the Clearwire board of directors (A) make an Adverse Company Board Recommendation, (B) determine the Offer fair to and in the best interest of the holders of Class A Common Stock (other than DISH, Offeror and their respective affiliates) and (C) recommend that holders of Class A Common Stock (other than DISH, Offeror and their respective affiliates) accept the Offer and tender their Shares pursuant to the Offer and to vote against all proposals set forth in the Proxy Statement of the Company.

After considering the unanimous determination and recommendation of the Special Committee and other factors, including consultation with the board’s independent legal and financial advisors, at a meeting held on June 12, 2013, Clearwire’s board of directors unanimously adopted resolutions: (i) determining that making an Adverse Company Board Recommendation is required by its fiduciary duties under applicable law, (ii) determining that the terms of the Offer were fair to and in the best interests of the holders of Class A Common Stock (other than DISH, Offeror and their respective affiliates) and (iii) recommending that the holders of Class A Common Stock (other than DISH Offeror and their respective affiliates) accept the Offer and tender their Shares pursuant to the Offer and to vote against all proposals set forth in the Proxy Statement of the Company.

Accordingly, and for the other reasons described in more detail below, the board of directors recommends that the holders of Class A Common Stock accept the Offer and tender their shares of Class A Common Stock pursuant to the Offer.

Despite strenuous objections by the Special Committee, DISH refused to revise the Offer to reduce the Minimum Condition below the 25% contained in the Offer or to commit to extend the Expiration Date beyond July 2, 2013 if all of the conditions to the Offer are satisfied but the Minimum Condition is not satisfied by that date. As a result, if the Minimum Condition is not satisfied on the July 2, 2013 expiration date but the other conditions are satisfied, DISH is NOT obligated to extend the Offer. Therefore, if you desire to accept the Offer, you should tender your Shares prior to July 2, 2013. If the Offer is not completed and the Sprint Merger Agreement has been terminated and no other alternative transaction has been entered into, the Company may not be able to raise sufficient capital to continue its existing operations beyond first quarter of 2014 we can give you no assurance that in a restructuring you would receive any value for your Shares or a value equal to or in excess of the Offer Price.

The Company’s board of director’s currently intends to adjourn the special meeting of the stockholders of the Company, originally scheduled to be held on May 21, 2013 and currently scheduled for June 13, 2013, and to reconvene the special meeting at a later date. Following the closing of the vote at a reconvened special meeting, in the event the Company’s stockholders do not adopt the Sprint Merger Agreement, the Company’s board of directors intends to terminate the Sprint Merger Agreement and the Sprint Note Purchase Agreement. The termination of the Sprint Merger Agreement and Sprint Note Purchase Agreement are conditions to the Offer.

Background of the Offer; Reasons for the Recommendation of the Special Committee

Background of the Offer.

The section of the Special Factors titled “Background to the Merger” starting on page 14 of the Proxy Statement, attached hereto as Exhibit (e)(4), as supplemented by the Proxy Statement Supplement dated May 22, 2013, attached hereto as Exhibit (e)(5), is incorporated herein by reference.

As the Proxy Statement relates to the Sprint Merger Agreement, the Background to the Merger contained in the Proxy Statement describes the background of the transaction with Sprint but also describes prior contacts with DISH, both before and after the public announcement of the Sprint Merger Agreement. The “Background of the Merger” section in the Proxy Statement ends with DISH’s public offer for Sprint on April 15, 2013. Following DISH’s public offer for Sprint, Clearwire did not have any interactions with DISH until, on May 29, 2013, DISH delivered a letter to John Stanton, the chairman of the board of Clearwire, which it promptly made public, setting forth the principal terms of the Offer.

The following day, May 30, 2013, without any further notice to Clearwire, DISH commenced the Offer by placing an advertisement in the Wall Street Journal announcing that DISH was offering $4.40 for all outstanding shares of Clearwire’s Class A Common Stock.

On May 30, 2013, the Special Committee held a meeting to discuss the Offer and certain initial matters that needed to be addressed in connection with the Offer and the Sprint Merger, including whether to postpone the special meeting of the stockholders to be held to vote on the Sprint Merger Agreement that was currently scheduled for May 31, 2013. After discussion, it was determined that, in light of the Offer, the Company would postpone the special meeting of the stockholders to a later date. Representatives of Simpson Thacher then reviewed with the members of the Special Committee their fiduciary duties in considering the Offer as well as their obligations under the Sprint Merger Agreement. After further discussion with its advisors about the terms of the Offer, including that the Offer provided consideration of one dollar per Share more than the merger consideration being offered by Sprint in the Sprint Merger, the Special Committee determined that its fiduciary duties required it to engage with DISH to discuss, negotiate and/or provide information in connection with the Offer. The Special Committee then directed representatives of Kirkland & Ellis and Simpson Thacher to review the terms of the Offer and the Investor Rights Agreement and Note Purchase Agreement, to be entered into by the Company, Clearwire Communications, LLC, Clearwire Finance, Inc. and Offeror, which we refer to as the Note Purchase Agreement, that DISH was proposing to be entered into in connection with the Offer and to engage with counsel for DISH.

Later on the afternoon of May 30, 2013, DISH and the Offeror filed the Schedule TO.

On May 31, 2013, the Company’s board of directors held a meeting to discuss and review the Offer as compared to the Sprint Merger. At the meeting, the board of directors received a presentation from Broady Hodder, senior vice president and general counsel of Clearwire, regarding the specific terms and conditions of the Offer, including those set forth in the Investor Rights Agreement and the Note Purchase Agreement. The board of directors directed representatives of Kirkland & Ellis and Simpson Thacher to engage with counsel for DISH to seek to improve certain terms of the Offer, including the requirement that the Clearwire board of directors recommend the Offer within ten business days in order to lock in certain key terms of the Offer, the 25% Minimum Condition and the obligations of DISH related to extensions as well as certain governance terms proposed by DISH.

Later on the afternoon of May 31, 2013, representatives of Kirkland & Ellis had a brief preliminary conversation with representatives of Sullivan & Cromwell LLP, counsel for DISH, which we refer to as Sullivan & Cromwell, to discuss extending the timeframe mandated by the Offer during which the Clearwire board of directors must recommend in favor of the DISH proposal in order to lock in certain key terms of the Offer and to note that they would be contacting Sullivan & Cromwell as soon as practicable with other issues raised by the Offer and related agreements.

On June 2, 2013, a representative of Kirkland & Ellis emailed a representative of Sullivan & Cromwell to follow-up on the preliminary May 31, 2013 conversation. Sullivan & Cromwell later responded that DISH was not willing to extend the 10 business day timeframe for locking in certain key terms of the Offer.

On June 3, 2013, Sprint issued a press release which included a letter that had been delivered to the Clearwire board of directors earlier that same day, in which Sprint asserted that certain terms and conditions of the Offer were violative of Sprint’s rights under the Equityholders’ Agreement and Delaware law.

Also on June 3, 2013, representatives of Kirkland & Ellis and Simpson Thacher met telephonically with representatives of Sullivan & Cromwell to discuss certain key terms concerning the conditionality of the Offer, including the 25% Minimum Condition and the obligations of DISH relating to required extensions of the Expiration Date, and certain governance rights requested by DISH.

On June 4, 2013, DISH issued a press release and delivered a letter to Clearwire’s board of directors in which it refuted each of Sprint’s claims and declared that the Offer was actionable and superior to the Sprint Merger.

On June 4, 2013, representatives of Kirkland & Ellis and Simpson Thacher again met telephonically with representatives of Sullivan & Cromwell, to discuss certain key terms concerning the conditionality of the Offer and certain governance rights requested by DISH. Through the course of such discussions in which the parties agreed to certain changes to the terms of the Offer and the related agreements, representatives of Sullivan &

Cromwell continued to maintain that DISH was not willing to reduce the Minimum Condition below 25% or to agree to be required to extend the expiration date of the Offer beyond the proposed expiration date if the conditions were satisfied other than the Minimum Condition.

On June 5, 2013, the Special Committee held a meeting to discuss the Offer and the conditions to the Offer. During the meeting representatives of Kirkland & Ellis and Simpson Thacher gave a detailed analysis of the terms of the Offer and Investor Rights Agreement and discussed with the Special Committee the challenges to the Offer that had been raised by Sprint in its June 3, 2013 press release and letter as well as the response to such challenges contained in the press release issued by DISH on June 4, 2013 and public communications from other significant stockholders. The Special Committee asked questions of the representatives of Kirkland & Ellis and Simpson Thacher and discussion followed. Representatives of Kirkland & Ellis and Simpson Thacher then described the discussions that they had had to date with representatives of Sullivan & Cromwell regarding the progress with respect to the required changes to the terms of the Offer and the terms that remained unchanged, including the 25% Minimum Condition and the obligations of DISH to extend the Offer. After further discussion and careful consideration of the terms of the Offer, including the Offer Price and the conditions thereto as well as the terms of the Investor Rights Agreement, the Sprint Merger Agreement and the likelihood that the stockholders would not approve the Sprint Merger, the Special Committee unanimously determined that they were reasonably likely to be required by their fiduciary duties to change their recommendation of the Sprint Merger Agreement. The Special Committee then directed management to prepare to send a Change of Recommendation Notice, as defined in the Sprint Merger Agreement, to Sprint, a draft of which had been previously provided to the Special Committee, following confirmation that the board of directors concurred with the Special Committee’s determination and otherwise take the steps required by the Sprint Merger Agreement.

Later on that same day, the Clearwire board of directors held a meeting to, among other things, review and receive analyses of the Offer. Representatives of Kirkland & Ellis gave a detailed analysis of the terms of the Offer and discussed with the board of directors the challenges to the Offer that had been raised by Sprint in its June 3, 2013 press release as well as the response to such challenges contained in the press release issued by DISH on June 4, 2013 and public communications from significant stockholders. The board of directors asked questions of the representatives of Kirkland & Ellis, Simpson Thacher and Richards Layton and discussion followed. The board of directors was also informed of the Special Committee’s decision to deliver a Change of Recommendation Notice and agreed with the determination to send a Change of Recommendation Notice. Following the meeting of the board of directors, management of the Company delivered a Change of Recommendation Notice to Sprint pursuant to the terms of the Sprint Merger Agreement and offered to negotiate with Sprint regarding changes to the terms of the Sprint Merger Agreement.

Later on that same day, representatives of Kirkland & Ellis and Simpson Thacher delivered marked versions of certain sections of the Offer to Purchase and the Investor Rights Agreement to Sullivan & Cromwell reflecting changes Clearwire was requesting DISH make to the terms of the Offer and the Investor Rights Agreement.

Late in the day on June 9, 2013, Sullivan & Cromwell delivered a revised draft offer to purchase and Investor Rights Agreement to representatives of Kirkland & Ellis incorporating certain changes to the terms of the Offer and the Investor Rights Agreement in response to the requests from Clearwire. Such marked versions did not reflect any changes to the Minimum Condition or the obligations of DISH to extend the expiration date of the Offer if the conditions, other than the Minimum Condition, were satisfied at the then June 28, 2013 expiration date.

On June 10, 2013, the Special Committee held a meeting to receive updates on the status of the negotiations with DISH. During the meeting, representatives of Simpson Thacher updated the members of the Special Committee as to the status of discussions with Sullivan & Cromwell, including the status of certain issues relating to the conditionality of the Offer.

Also on June 10, 2013, representatives of Kirkland & Ellis delivered marked versions of certain sections of the Offer to Purchase and the Investor Rights Agreement to Sullivan & Cromwell reflecting certain additional changes that Clearwire was requesting to be made.

Throughout the day on June 11, 2013, into the morning of June 12, 2013, Kirkland & Ellis and Simpson Thacher engaged in multiple conversations with counsel for DISH regarding the terms of the Offer and related agreements, including as to the conditionality and extension mechanics of the Offer. Also during that day, Mr. Stanton and Mr. Ergen discussed a number of the provisions of the Offer. In the evening on June 11, 2013, representatives of Sullivan & Cromwell delivered to representatives of Kirkland & Ellis a revised Offer to Purchase, Investor Rights Agreement and Note Purchase Agreement, which contained, among other revisions, a revised expiration date of July 2, 2013 but which continued to include the same extension mechanics.

Also on June 12, 2013, the Special Committee held a meeting to discuss the status of the Offer and the absence of any revised offer from Sprint following the delivery of the Change of Recommendation Notice to Sprint on June 5, 2013. During the meeting, Mr. Stanton provided an update regarding his discussions with representatives of DISH, Sprint and SoftBank, including the fact that despite multiple efforts to negotiate with Sprint, Sprint had not provided any offer to adjust the terms and conditions of the Sprint Merger Agreement. Representatives of Simpson Thacher reminded the Special Committee of its fiduciary duties in considering the Offer and its obligations under the Sprint Merger Agreement in making an Adverse Company Board Recommendation. Representatives of Simpson Thacher and Kirkland & Ellis then updated the members of the Special Committee with respect to the changes to the terms of the Offer and the related Investor Rights Agreement that had been made since the last meeting of the Special Committee. Representatives of Centerview reviewed with the members of the Special Committee its analyses of the Offer. After discussions, representatives of Centerview delivered Centerview’s opinion to the Special Committee to the effect that, as of June 12, 2013, and based upon and subject to the various assumptions and limitations set forth in Centerview’s written opinion, the Offer Price to be paid to the holders of Class A Common Stock (other than DISH, Offeror, Sprint, SoftBank and their respective affiliates) is fair, from a financial point of view, to such holders. Following additional discussions among the members of the Special Committee and their advisors, the Special Committee unanimously determined, by resolutions adopted on June 12, 2013, (i) that an Adverse Company Board Recommendation was required by the Special Committee’s fiduciary duties under applicable law and the Special Committee made such an Adverse Company Board Recommendation, (ii) that the Offer was fair to and in the best interest of the holders of the Class A Common Stock (other than DISH, Offeror, Sprint, SoftBank and their respective affiliates) and (iii) to recommend to the Clearwire board of directors that the board of directors (A) make an Adverse Company Board Recommendation, (B) determine that the Offer is fair to and in the best interests of the holders of Class A Common Stock (other than DISH, Offeror and their respective affiliates) and (C) to recommend that the holders of Class A Common Stock (other than DISH, Offeror and their respective affiliates) accept the Offer and tender their Shares pursuant to the Offer and to vote against all proposals set forth in the Proxy Statement of the Company.

Immediately following the Special Committee meeting, the Clearwire board of directors held a meeting to, among other things, consider the Offer and making the Adverse Company Board Recommendation. Representatives of Clearwire management, Evercore, Centerview, Kirkland & Ellis, Simpson Thacher and Richards Layton attended the meeting. At the meeting, Mr. Stanton reviewed with the Clearwire board of directors the negotiations with DISH and the review and evaluation process conducted by the Special Committee on the Offer. Representatives of Evercore reviewed with members of the Special Committee its analyses of the Offer. Following such review, representatives of Evercore delivered Evercore’s opinion to the board of directors to the effect that, as of June 12, 2013, and based upon and subject to the various assumptions and limitations set forth in Evercore’s written opinion, the Offer Price to be paid to the holders of Class A Common Stock (other than DISH, Offeror, and their respective affiliates) is fair, from a financial point of view, to such holders. Following these discussions, representatives of Kirkland & Ellis reminded the Clearwire board of directors of its fiduciary duties in considering the Offer and making an Adverse Company Board Recommendation. The chairman of the Special Committee then delivered the Special Committee’s recommendation to the Clearwire board of directors with respect to the Offer and the Adverse Company Board Recommendation. The Clearwire

board of directors then passed resolutions (A) determining that making an Adverse Company Board Recommendation is required by its fiduciary duties under applicable law, (B) to determine that the terms of the Offer are fair to and in the best interest of the holders of Class A Common Stock (other than DISH, Offeror and their respective affiliates) and (C) to recommend that the holders of Class A Common Stock (other than DISH, Offeror and their respective affiliates) accept the Offer and tender their Shares pursuant to the Offer and to vote against all proposal set forth in the Proxy Statement of the Company.

Following the close of the markets on June 12, 2013, DISH filed with the SEC a revised offer to purchase relating to the Offer as well as revised agreements related thereto.

Prior to 5:30, eastern daylight time, on June 12, 2013, the Company filed a Schedule 14D-9 containing its recommendation of the Offer.

Reasons for the Recommendation of the Special Committee

Pursuant to resolutions of the Special Committee, dated June 12, 2013, adopted at a meeting of the Special Committee held on June 12, 2013, the Special Committee unanimously determined, among other things, (i) that an Adverse Company Board Recommendation was required by the Special Committee’s fiduciary duties under applicable law and to make such an Adverse Company Board Recommendation, (ii) the Offer was fair to and in the best interest of the holders of Class A Common Stock (other than DISH, Offeror, Sprint, SoftBank, and their respective affiliates) and (iii) that the Special Committee recommend that the Clearwire board of directors (A) make an Adverse Company Board Recommendation, (B) determine that the Offer was fair to and in the best interest of the holders of Class A Common Stock (other than DISH, Offeror, and their respective affiliates) and (C) recommend that the holders of Class A Common Stock (other than DISH, Offeror, and their respective affiliates) accept the Offer and tender their Shares pursuant to the Offer and to vote against all proposal set forth in the Proxy Statement of the Company.

In reaching its conclusion to make such determination and recommendations to the Clearwire board of directors that the terms of the Offer were fair to and in the best interest of the holders of Class A Common Stock (other than DISH, Offeror, Sprint, SoftBank, and their respective affiliates), the Special Committee considered a number of factors, including the following:

•

the fact that the $4.40 per Share being offered to stockholders in the Offer represents (i) an approximately 29% increase to Sprint’s $3.40 “best and final” offer received by Clearwire on May 20, 2013, (ii) an approximately 53% premium to the closing price of our Common Stock on December 27, 2012, the trading day immediately prior to the date DISH initially proposed to acquire all of Clearwire’s Common Stock for $3.30 per Share and (iii) an approximately 238% premium to the closing price of our Common Stock on October 10, 2012, the trading day immediately prior to the date discussions between Sprint and SoftBank were first confirmed in the marketplace, with Clearwire speculated to be a part of the transaction;

•

the current and historical market prices for our Class A Common Stock, including those set forth in the table under “Item 8. Additional Information—Historical Market Price of Class A Common Stock,” which traded as low as $0.90 per Share and as high as $2.69 per Share during the 52 weeks ended December 10, 2012 (the trading day prior to the date that information about a potential transaction between Clearwire and Sprint was reported in the press);

•

the fact that the Offer Price is (i) higher than the per Share consideration of $2.97 per Share Eagle River received for its Common Stock on December 11, 2012, (ii) higher than the per Share consideration of $2.26 per Share that Google received for its Common Stock on March 1, 2012 and (iii) higher than the per Share consideration of $1.37 per Share that Time Warner received for its Common Stock on October 3, 2012;

•

after receiving notice from Clearwire of the Special Committee’s intent to change its recommendation of the Sprint Merger in accordance with the provisions of the Sprint Merger Agreement, Sprint declined to increase the consideration offered in the Sprint Merger within the five business day “match” period provided in the Sprint Merger Agreement;

•

the oral opinion of Centerview rendered at a meeting of the Special Committee on June 12, 2013, which was subsequently confirmed by delivery of a written opinion, dated June 12, 2013, to the Special Committee, to the effect that, as of that date and based upon and subject to the various assumptions and limitations set forth in the written opinion, the Offer Price to be paid to the holders of Class A Common Stock (other than DISH, Offeror, Sprint, SoftBank, and their respective affiliates) pursuant to the Offer was fair, from a financial point of view, to such holders, as more fully described under “Item 4. The Solicitation or Recommendations—Opinion of the Financial Advisor to the Special Committee”;

•

the presentation of Centerview in support of its opinion to the Special Committee at the June 12, 2013 meeting of the Special Committee as more fully described under “Item 4. The Solicitation or Recommendations—Opinion of the Financial Advisor to the Special Committee”;

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the Special Committee’s good faith belief, after multiple discussions with counsel and its financial advisors and public statements of and discussions with significant stockholders, that the conditions to the Offer, including the Minimum Condition, are capable of being satisfied;

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the fact that publicly-available communications of Mount Kellett Capital Management LP, on behalf of itself and Highside Capital Management LP, Glenview Capital Management LLC and Chesapeake Partners Management Co., significant stockholders of Clearwire, suggested that such stockholders are supportive of the Offer which supports the belief of the members of the Special Committee that the Minimum Condition will be satisfied as well as the belief that the Company will not be able to obtain the required stockholder approval of the Sprint Merger Agreement;

•	the fact that the Offer is being made to any and all holders of Class A Common Stock so all of the Company’s Class A stockholders, in their capacity as such, have the opportunity to accept the Offer;

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the fact that in connection with the Offer (but not as a condition thereto), DISH agreed to provide Clearwire financing pursuant to the Note Purchase Agreement which has similar terms as the Sprint Note Purchase Agreement (with the exception that under the DISH financing, the notes will be exchanged for Common Stock at a rate of $2.50 as opposed to the $1.50 rate under the Sprint Note Purchase Agreement);

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the fact that the Offer does not restrict Clearwire from furnishing information or holding discussions or negotiations in respect of any acquisition proposal received from any third party (including Sprint) and that the Clearwire board of directors (acting upon the recommendation of the Special Committee) or the Special Committee each has the ability, prior to the purchase of Common Stock pursuant to the Offer, to withdraw or modify its recommendation of the Offer in a manner adverse to DISH, including if Sprint were to determine to increase the merger consideration under the Sprint Merger Agreement;

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the fact that, based on discussions with stockholders, public statements of stockholders and discussions with the Company’s advisors, it appears unlikely that Clearwire’s stockholders will adopt the Sprint Merger Agreement by the required vote at the current $3.40 per Share merger consideration, in which case, the Sprint Merger Agreement will likely be terminated and that if the Company did not pursue the Offer, it would need to seek an alternative and, without another source of significant financing, it might be unable to meet its obligations to its creditors and may default under its existing notes and under its other existing contracts, which may result in the Company being required to seek bankruptcy protection and the belief, based on discussions with its financial advisors, that there is significant uncertainty of attaining value equaling the Offer Price for Clearwire’s stockholders in any such bankruptcy;

•	its knowledge of Clearwire’s business, operations, financial condition, earnings and prospects, as well as the risk in achieving those prospects, including:

•

the long-standing strategic review undertaken by the board of directors of Clearwire and management of Clearwire with the assistance of various advisors which involved the exploration of various strategic alternatives and commercial arrangements relating to the Company and that had been reviewed by the board of directors of Clearwire at numerous prior meetings; and

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that, considering Clearwire’s inability to attract a second significant wholesale customer despite significant efforts since 2010, there was significant uncertainty (i) that Clearwire would be able to do so in the future and that the viability of Clearwire’s long term business plan was dependent on obtaining a second significant wholesale customer and (ii) of attaining the Multi-Customer Case financial projections of the Company prepared by management of the Company, as described under “Item 8. Additional Information—Prospective Financial Information,” which assumes that Clearwire would achieve substantial non-Sprint network traffic beginning in 2014; and

•

the belief of management of Clearwire that Clearwire required significant additional capital to further develop Clearwire’s network and to fund Clearwire’s business over the long term and the uncertainty around Clearwire’s ability to obtain such capital and the terms upon which such capital could be obtained, including as a result of the limited number of authorized shares of Common Stock, Sprint’s preemptive rights on certain equity issuances under the terms of the existing Equityholders’ Agreement, the limited capacity of Clearwire to incur additional senior indebtedness under the terms of Clearwire’s existing credit facilities and the unattractive borrowing costs associated with junior indebtedness;

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the fact that the Offer is not conditioned on any financing condition and provides for a prompt cash tender offer for all shares of Class A Common Stock, thereby enabling Clearwire stockholders to obtain benefits of the transaction in exchange for their Class A Common Stock at the earliest possible time and providing Clearwire stockholders with certainty of value and liquidity; and

•	the fact that by recommending the Offer on June 12, 2013, the Company would satisfy one of the conditions that would require DISH to lock in certain key terms of the Offer.

The Special Committee also considered a number of potentially countervailing factors and risks. These countervailing factors and risks included the following:

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the risk that the conditions of the Offer may not be achieved, including the Minimum Condition, in particular because Sprint has stated that it will not tender its Shares, certain stockholders holding approximately 13% of the Shares are not permitted to tender under the terms of the Right of First Offer Agreement they entered into with Sprint in connection with the Sprint Merger and DISH has refused to agree to extend the expiration date of the Offer in order to seek to satisfy the Minimum Condition if all conditions to the Offer other than the Minimum Condition are satisfied at the July 2, 2013 expiration date;

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the risk, in light of the conditionality of the Offer, that if the Offer is not completed and the Sprint Merger Agreement has been terminated and no other alternative transaction has been entered into, the Company may not be able to raise sufficient capital to continue its existing operations beyond the first quarter of 2014 which may result in the Company being required to seek bankruptcy protection and the uncertainty in a bankruptcy that stockholders would receive any value for their Shares or a value equal to or in excess of the Offer Price;

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the risk that the Offer could adversely affect the relationship of Clearwire and its subsidiaries with their respective employees, agents and business relationships (including those with Sprint and SoftBank and their respective affiliates);

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communications from Sprint regarding Sprint’s view of the legality of the Offer and certain of its conditions, including the required Investor Rights Agreement with DISH, under Delaware law and the existing Equityholders’ Agreement, and the risks to the Company and non-tendering holders of litigation with Sprint over such matters;

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the fact that Clearwire directors, officers and employees have expended and will expend extensive efforts attempting to complete the transactions contemplated by the Offer and such persons have experienced and will experience significant distractions from their work during the pendency of such transactions and that Clearwire has incurred and will incur substantial costs in connection with such transactions even if such transactions are not consummated;

•	the fact that the receipt of the Offer Price in exchange for shares of Class A Common Stock pursuant to the Offer will generally be a taxable transaction for U.S. federal income tax purposes;

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the fact that consummation of the Offer and receipt of the Offer Price, while providing relative certainty of value, would not allow Clearwire stockholders to participate in potential further appreciation of the Common Stock after the Offer and would not allow such stockholders to participate in potential further appreciation of the spectrum assets of Clearwire; and

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the fact that, although Clearwire will continue to exercise, consistent with the terms and conditions of the Offer, control and supervision over its operations prior to the expiration of the Offer, the Offer contains conditions which act as restrictions on the conduct of Clearwire’s business prior to the consummation of the Offer, which may delay or prevent Clearwire from undertaking business opportunities that may arise, including preventing Clearwire from incurring indebtedness or selling spectrum assets or refinancing.

Reasons for the Recommendation of the Board of Directors

Pursuant to resolutions of the board of directors, dated June 12, 2013, adopted at a meeting of the board of directors held on June 12, 2013, the board of directors unanimously determined that the terms of the Offer were fair to and in the best interest of the holders of Class A Common Stock (other than DISH, Offeror, and their respective affiliates) and the board of directors unanimously resolved to recommend the Offer to the holders of Class A Common Stock (other than DISH, Offeror, and their respective affiliates).

In reaching its conclusion to make such determination and recommendation that the terms of the Offer were fair to and in the best interest of the holders of Class A Common Stock (other than DISH, Offeror, and their respective affiliates), the board of directors considered a number of factors, including (i) the factors considered by the Special Committee and described above, (ii) the recommendation of the Special Committee described above and (iii) the oral opinion of Evercore rendered at the board meeting on June 12, 2013, which was subsequently confirmed by delivery of a written opinion, dated June 12, 2013, to the board of directors, to the effect that, as of that date and based upon and subject to the various assumptions and limitations set forth in the written opinion, the Offer Price to be paid to the holders of Class A Common Stock (other than DISH, Offeror and their respective affiliates) pursuant to the Offer was fair, from a financial point of view, to such holders, as more fully described under “Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisor to the Board of Directors.”

This discussion of the risks and factors considered by the Special Committee and the board of directors in making their respective determinations and recommendations is not intended to be exhaustive but includes all material factors considered by the Special Committee and the board of directors, respectively. In view of the wide variety of factors and risks considered by the Special Committee and the board of directors in making their respective determinations and recommendations and the complexity of these factors and risks, neither the Special Committee nor the board of directors found it useful, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors and risks. In considering the factors and risks described above, individual members of the Special Committee or the board of directors, as the case may be, may have given different weight to different factors and risks. The Special Committee and board of directors each conducted an overall analysis of the factors and risks described above, including discussions with, and questioning of, their respective legal and financial advisors, Clearwire’s management and Clearwire’s executive chairman, and considered the factors and risks overall to be favorable to, and to support, each of the Special Committee’s and the board of directors’ determinations and recommendations.

Opinion of the Financial Advisor to the Special Committee

In connection with the Special Committee’s analysis and consideration of potential strategic alternatives, on November 21, 2012, the Special Committee retained Centerview to act as its financial advisor. On June 12, 2013, Centerview delivered to the Special Committee its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated June 12, 2013, to the effect that, as of that date and based upon and subject to the various assumptions and limitations set forth in the written opinion, the Offer Price is fair, from a financial point of view, to the holders of Shares (other than DISH, Offeror, Sprint, SoftBank and their respective affiliates).

The full text of the written opinion of Centerview, dated June 12, 2013, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated by reference herein in its entirety. Centerview provided its opinion for the information and assistance of the Special Committee in connection with, and for purposes of, their consideration of the Offer and its opinion only addresses whether, as of the date of such written opinion, the Offer Price is fair, from a financial point of view, to the holders of Shares (other than DISH, Offeror, Sprint, SoftBank and their respective affiliates) and does not address any other term or aspect of the Offer to Purchase or the Offer contemplated thereby. Centerview’s opinion does not address the relative merits of the Offer as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to recommend the Offer or any related transaction. The opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender their Shares or otherwise act with respect to the Offer or any other matter. The summary of the written opinion of Centerview set forth below is qualified in its entirety by reference to the full text of such written opinion.

We encourage you to carefully read the written opinion of Centerview described above in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with such opinion.

Summary of Centerview’s Opinion

In connection with rendering its opinion and performing its related financial analyses, Centerview reviewed, among other things:

•	the Schedule TO, as amended on June 4, 2013 (including the exhibits thereto);

•	the Annual Reports on Form 10-K of the Company for the years ended December 31, 2009, 2010, 2011 and 2012;

•	certain interim reports to stockholders, including Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company furnished to Centerview by the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company (including the Single-Customer Case and the Multi-Customer Case more fully described below under “Item 8. Additional Information—Prospective Financial Information”) and furnished to Centerview by the Company, which Centerview refers to collectively throughout this section as the internal data (which internal data is the same as the information described under “Item 8. Additional Information—Prospective Financial Information”).

Centerview also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the internal data and the Offer. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, and Centerview compared certain of the proposed financial terms of the Offer with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant. In addition, Centerview conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview did not assume any responsibility for independent verification of any of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of the opinion and have, with the consent of the Special Committee, relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the direction of the Special Committee, that the internal data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the direction of the Special Committee, on the internal data for purposes of Centerview’s analysis and opinion. Centerview expressed no views in its opinion as to, and its opinion did not address, the internal data or the assumptions upon which it is based. In addition, at the direction of the Special Committee, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and Centerview was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the direction of the Special Committee, that the Offer will be consummated in accordance with the terms of the Offer to Purchase, without the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or opinion. In addition, Centerview assumed that in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Offer, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or opinion. Centerview did not evaluate and expressed no opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Offer on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. In addition, Centerview did not evaluate and expressed no opinion as to the price at which Shares may trade at any time subsequent to the announcement of the Offer. Centerview is not a legal, regulatory, tax or accounting advisor, and it expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview expressed no view in its opinion as to, and its opinion did not address, the Company’s underlying business decision to recommend the Offer, or the relative merits of the Offer as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. In particular, Centerview expressed no view in its opinion as to, and its opinion did not address, the effects of the Special Committee’s decision to recommend the Offer on the transactions contemplated by the Sprint Merger Agreement. In connection with Centerview’s engagement and at the direction of the Special Committee, Centerview was requested to approach, and Centerview held discussions with, selected third parties to solicit indications of interest in the possible acquisition of certain assets of the Company. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, to the holders of our Class A Common Stock (other than DISH, Offeror, Sprint, SoftBank and their respective affiliates), as of the date of the opinion, of the Offer Price. Centerview was not asked to and did not express any view in the opinion on, and Centerview’s opinion did not address, any other term or aspect of the Offer, including, without limitation, the structure or form of the Offer, or any other agreements or arrangements contemplated by the Offer or entered into in connection with or otherwise contemplated by the Offer, including, without limitation, the fairness of the Offer to, or any consideration to be received in connection therewith by, or the impact of the Offer on, the holders of any other class of securities, creditors, or other constituencies of the Company or any party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Offer, whether relative to the Offer Price to be paid to the holders of our Class A Common Stock (other than DISH, Offeror, Sprint, SoftBank and their respective affiliates) that tender their Shares pursuant to the Offer or otherwise. Centerview’s opinion was necessarily based on economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of the date of the written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm the opinion based on circumstances, developments or events occurring after the date of the written opinion.

Centerview’s opinion does not constitute a recommendation to any stockholder of the Company or any other person as to whether any such stockholder or other person should tender their Shares or otherwise act with respect to the Offer or any other matter.

Centerview’s financial advisory services and the opinion expressed in the written opinion were provided for the information and assistance of the Special Committee in connection with and for purposes of their consideration of the Offer. Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Financial Analyses

The following is a brief summary of the material financial and comparative analyses that Centerview deemed to be appropriate for this type of transaction and that were reviewed with the Special Committee, in connection with rendering Centerview’s opinion. The following summary, however, does not purport to be a complete description of all the financial analyses performed by Centerview in connection with rendering its opinion, nor does the order of analyses described represent relative importance or weight given to those analyses by Centerview.

Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses of Centerview. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 11, 2013 (the last trading day prior to the date that Centerview delivered its oral opinion to the Special Committee) and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis

Centerview reviewed, for reference and informational purposes only, the historical trading prices and volumes of the shares of Company Class A Common Stock for the 52-week period ended December 10, 2012 (the trading day prior to the date that information about a potential transaction between the Company and Sprint was reported in the press) and for the 52-week period ended June 11, 2013. Centerview noted that the 52-week closing price low and the 52-week closing price high of the shares for the 52-week period ended December 10, 2012 (the trading day prior to the date that information about a potential transaction between the Company and Sprint was reported in the press) were $0.90 and $2.69 per share, respectively, and that the 52-week closing price low and the 52-week closing price high of the shares for the 52-week period ended June 11, 2013 were $0.90 and $4.50 per share. Centerview compared the results of this analysis to the Offer Price to be paid to the holders of our Class A Common Stock (other than DISH, Offeror, Sprint, SoftBank and their respective affiliates) that tender their Shares pursuant to the Offer. Centerview noted that the Offer Price to be paid to the holders of our Class A Common Stock (other than DISH, Offeror, Sprint, SoftBank and their respective affiliates) that tender their Shares pursuant to the Offer was above the range derived from the analysis for the 52-week period ended December 10, 2012 and within the range derived from the analysis of the 52-week period ended June 11, 2013.

Analyst Price Targets Analysis

Centerview reviewed, for reference and informational purposes only, stock price targets of 7 research analysts for shares of Company Class A Common Stock reflected in certain publicly available Wall Street research analyst reports.

The stock price targets for shares of Company Class A Common Stock and the report date for each stock price target were as follows:

Firm	Report Date	Stock Price Target
Wells Fargo	May 2013	$2.97
Davidson	May 2013	$4.40
Guggenheim Partners	May 2013	$3.00
JANCO	May 2013	$3.40
Macquarie Capital	May 2013	$4.50
Jefferies & Company	April 2013	$3.15
UBS AG	April 2013	$3.00

The stock prices targets in the table above represent one-year price targets, other than in the case of Wells Fargo, where timing of target achievement is not given.

Centerview noted that the low and high analyst stock price targets in such research analyst reports ranged from $3.00 to $4.40 (excluding the highest and lowest price targets) per share. Centerview compared the results of this analysis to the Offer Price to be paid to the holders of our Class A Common Stock (other than DISH, Offeror, Sprint, SoftBank and their respective affiliates) that tender their Shares pursuant to the Offer. Centerview noted that the Offer Price to be paid to the holders of our Class A Common Stock (other than DISH, Offeror, Sprint, SoftBank and their respective affiliates) that tender their Shares pursuant to the Offer was within the range derived from this analysis.

Selected Precedent Spectrum Transactions Analysis

Centerview analyzed certain information relating to selected precedent transactions involving acquisitions of spectrum blocks in the 2.5 GHz, WCS and MSS spectrum bands that Centerview, based on its experience and professional judgment and conversations with senior management and representatives of the Company, deemed comparable to the Company’s spectrum assets and the Offer for purposes of this analysis. In addition, Centerview took into account the preliminary non-binding proposal by DISH on December 6, 2012 to acquire certain spectrum assets of the Company, which proposal we refer to as the Preliminary 2012 DISH Proposal, the preliminary non-binding proposal by Verizon on April 8, 2013 to acquire certain spectrum assets of the Company, which proposal we refer to as the Preliminary 2013 Verizon Proposal, as well as the blended price paid by Sprint to purchase the shares of Class A Common Stock and Class B Common Stock held by Eagle River and certain of its affiliates. The transactions analyzed were:

Preliminary Proposals

Date Announced	Seller	Acquiror	Proposed Transaction Value / MHz-POP
Not applicable	Clearwire Corporation	DISH Network Corporation	$0.216
Not applicable	Clearwire Corporation	Verizon	$0.220-0.300

2.5 GHz Spectrum

Date Announced	Seller	Acquiror	Transaction Value / MHz-POP
October 18, 2012	Eagle River Holdings, LLC (Clearwire Class A and Class B Common Shares)	Sprint Nextel Corporation	$0.211
May 7, 2008	Sprint Nextel Corporation	Clearwire Corporation	$0.255
February 15, 2007	BellSouth Corporation	Clearwire Corporation	$0.176

WCS Spectrum

Date Announced	Seller	Acquiror	Transaction Value / MHz-POP
August 2, 2012	NextWave Wireless, Inc.	AT&T Inc.	$0.211	(a)

(a)	Includes C/D blocks not immediately usable due to requirement for “guard bands.” Excluding “guard bands” yields implied transaction value / MHz-POP of $0.37.

MSS Spectrum

Date Announced	Seller	Acquiror	Transaction Value / MHz-POP
June 14, 2011	Terrestar Networks Inc.	DISH Network Corporation	$0.209
February 1, 2011	DBSD North America, Inc.	DISH Network Corporation	$0.227
September 23, 2009	SkyTerra Communications, Inc.	Harbinger Capital Partners Funds (LightSquared)	$0.247

While none of the transactions used in this analysis are identical or involve spectrum assets directly comparable to the Company’s spectrum assets or the Offer, the selected transactions were chosen because they involved spectrum blocks that were considered by Centerview to be most similar to the Company’s spectrum assets for purposes of Centerview’s analysis. In addition to the foregoing transactions, Centerview also reviewed certain information relating to selected precedent transactions involving acquisitions of spectrum blocks in the advanced wireless services, which we refer to as AWS, spectrum. Such transactions were not included in this analysis because Centerview, based on its experience and professional judgment and conversations with senior management and representatives of the Company, considered AWS spectrum insufficiently comparable to the Company’s spectrum assets for purposes of Centerview’s analysis due to, among other things, the fact that (i) AWS spectrum has lower frequencies which allow for better propagation characteristics and more effective penetration of foliage and buildings, (ii) AWS spectrum is subject to a different licensing scheme than spectrum in the 2.5 GHZ block, which utilizes non-standard geographic classifications and involves the management of multiple licenses and lessors, and (iii) there is generally a higher demand for AWS spectrum due to the fact that many industry participants already own significant blocks of AWS spectrum.

For each of the selected transactions, based on publicly available information, the Preliminary 2012 DISH Proposal and the Preliminary 2013 Verizon Proposal, Centerview calculated and compared the transaction value (or proposed transaction value) per MHz-POP, which is the product derived from multiplying the number of megahertz associated with a spectrum license by the population of the license’s service area.

This analysis indicated a minimum transaction value per MHz-POP of $0.176 and a maximum transaction value per MHz-POP of $0.255 (excluding the preliminary proposals). Centerview then applied this range to the Company’s 47.0 billion MHz-POPs based on the internal data and adjusted the resulting transaction values by the Company’s June 30, 2013 projected net debt balance (including the net present value of spectrum leases) as provided by the Company’s management. This analysis resulted in an illustrative implied equity value range of approximately $1.55 to $3.75 per share. Centerview compared the results of this analysis to the Offer Price to be paid to the holders of our Class A Common Stock (other than DISH, Offeror, Sprint, SoftBank and their respective affiliates) that tender their Shares pursuant to the Offer. Centerview noted that the Offer Price to be paid to the holders of our Class A Common Stock (other than DISH, Offeror, Sprint, SoftBank and their respective affiliates) that tender their Shares pursuant to the Offer was above the illustrative range of implied equity values per share derived from this analysis. Centerview noted that the Offer Price to be paid to the holders of Class A Common Stock (other than DISH, Offeror, Sprint, SoftBank and their respective affiliates) that tender their Shares pursuant to the Offer implied a transaction value per MHz-POP of $0.277. Centerview noted that the implied transaction value per MHz-POP of $0.277 was above the range of implied transaction value per MHz-POP derived from this analysis.

Premiums Paid Analysis

Cash Transactions

Utilizing a publicly available transaction research database, Centerview identified cash only transactions for U.S.-based, publicly-traded, non-financial and non-real estate target companies with equity values ranging between $1 billion and $5 billion, announced since January 1, 2009 for which there were relevant premiums paid data, of which there were 119 transactions. Centerview analyzed the premiums paid in such transactions based on the value of the per share consideration received in the relevant transaction relative to the closing stock price of the target company 1-day, 1-week and 4-weeks prior to the announcement date of such transaction.

The following table presents the results of this analysis with respect to the selected transactions:

	1-Day Premium	1-Week Premium	4-Week Premium
25th Percentile	20%	24%	26%
Median	32%	35%	36%
Mean	37%	38%	45%
75th Percentile	44%	44%	52%

Based on the foregoing, Centerview applied the median 1-day premium of 32% to the closing price of the shares of our Class A Common Stock on November 20, 2012 (the trading day prior to Sprint’s initial proposal to the Company with respect to the transactions contemplated by the Sprint Merger Agreement) of $2.12 and the mean 1-day premium of 37% to the closing price of the shares of our Class A Common Stock on December 10, 2012 (the trading day prior to the date that information about a potential transaction between the Company and Sprint was reported in the press) of $2.40.

This analysis resulted in an illustrative implied equity value range of approximately $2.80 to $3.30 per share of our Class A Common Stock. Centerview compared the results of this analysis to the Offer Price to be paid to the holders of our Class A Common Stock (other than DISH, Offeror, Sprint, SoftBank and their respective affiliates) that tender their Shares pursuant to the Offer. Centerview noted that the Offer Price to be paid to the holders of our Class A Common Stock (other than DISH, Offeror, Sprint, SoftBank and their respective affiliates) that tender their Shares pursuant to the Offer was above the illustrative range of implied equity values per share derived from this analysis.

In addition, Centerview applied the median 1-day premium of 32% to the closing price of the shares of our Class A Common Stock on October 10, 2012 (the trading day immediately prior to the date discussions between Sprint and SoftBank were first confirmed in the marketplace) of $1.30. This analysis extended the above referenced range and resulted in an illustrative implied equity value range of approximately $1.70 to $3.30 per share of our Class A Common Stock. Centerview compared the results of this analysis to the Offer Price in cash to be paid to the holders of our Class A Common Stock (other than DISH, Offeror, Sprint, SoftBank and their respective affiliates) that tender their Shares pursuant to the Offer. Centerview noted that the Offer Price to be paid to the holders of our Class A Common Stock (other than DISH, Offeror, Sprint, Softbank and their respective affiliates) that tender their Shares pursuant to the Offer was above the illustrative range of implied equity values per share derived from this analysis.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on two sets of financial projections of the Company for the second half of fiscal year 2013 and for fiscal years 2014 through 2020 prepared by management of the Company: (1) a Single-Customer Case, which we refer to as the SCC, which assumes Sprint will remain the Company’s only major wholesale customer, and (2) a Multi-Customer Case, which we refer to as the MCC, which assumes the Company would achieve substantial non-Sprint network traffic beginning in 2014. See “Item 8. Additional Information—Prospective Financial Information.” The financial projections did not reflect any potential proceeds from the hypothetical divestiture of any of the Company’s excess spectrum assets.

Based on each of the SCC and the MCC, Centerview calculated the forecasted unlevered free cash flows of the Company and determined a terminal value for the Company assuming a perpetuity growth rate range of 1% to 3% based on Centerview’s experience and professional judgment, which was informed, in part, by the EBITDA multiples implied by the terminal value calculated assuming various perpetuity growth rates. Centerview then discounted to present value (utilizing a mid-year discounting convention and discounting back to July 1, 2013) the unlevered free cash flows of the Company and the terminal value, in each case using discount rates ranging from

10.0% to 17.5%, reflecting a range of Centerview’s estimates of the Company’s weighted average cost of capital based on Centerview’s review of the Company’s weighted average cost of capital implied by (i) the Company’s cost of equity derived using the capital asset pricing model and (ii) the yield on the Company’s outstanding traded debt securities. For each, Centerview reviewed values at December 10, 2012 (the trading day prior to the date that information about a potential transaction between the Company and Sprint was reported in the press), October 10, 2012 (the trading day immediately prior to the date discussions between Sprint and Softbank were first confirmed in the marketplace) and October 11, 2011 (the trading day on which the Company’s outstanding traded debt securities were traded at a price that implied the maximum yield to worst on these securities) and June 11, 2013 (the trading day prior to the rendering of Centerview’s opinion). In performing this analysis, Centerview also took into account the present value of the Company’s net operating losses based on the estimated utilization of the Company’s net operating losses per the Company’s management, discounted at a cost of equity ranging from 12% to 24%, which was based on Centerview’s estimate of the Company’s cost of equity assuming a weighted average cost of capital ranging from 10.0% to 17.5%, the Company’s after-tax cost of debt and the Company’s ratio of debt to capitalization.

This analysis resulted in an illustrative implied equity value range of approximately ($2.25) to $0.68 per share of our Class A Common Stock based on the SCC and $3.26 to $13.93 per share of our Class A Common Stock based on the MCC. Centerview compared the results of the above analysis to the Offer Price to be paid to the holders of our Class A Common Stock (other than DISH, Offeror, Sprint, SoftBank and their respective affiliates) that tender their Shares pursuant to the Offer. Centerview noted that the Offer Price to be paid to the holders of our Class A Common Stock (other than DISH, Offeror, Sprint, SoftBank and their respective affiliates) that tender their Shares pursuant to the Offer was within the illustrative range of implied equity values per share derived from this analysis based on the MCC and above the illustrative range of implied equity values per share derived from this analysis based on the SCC.

Centerview noted, however, that its assessment of the results of the discounted cash flow analysis was impacted by (1) with respect to the MCC, the fact that Centerview had been informed by the management of the Company that there were significant historical and continuing challenges and uncertainty in its ability to attract additional wholesale spectrum customers, and (2) the fact that based on management estimates, both the SCC and the MCC are expected to require significant amounts of capital to fully finance the corresponding business plans (approximately $3.5 billion of peak cumulative cash shortfalls for the SCC in 2017 and approximately $2.1 billion of peak cumulative cash shortfalls for the MCC in 2015), which may not be available to the Company.

Other Considerations

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Centerview believes that selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Centerview’s opinion. In arriving at its fairness determination, Centerview considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. In its analyses, Centerview considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company or transaction used in the analyses is identical to the Company or the Offer, and an evaluation of the results of the analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies and assets analyzed. The estimates contained in the analyses and the ranges of implied valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, the analyses are inherently subject to substantial uncertainty. Centerview prepared the above analyses for the purpose of providing its opinion to the Special Committee regarding whether, as of the date of the written opinion, the Offer Price was fair, from a financial point of view, to the holders of our Class A Common Stock (other than DISH, Offeror, Sprint, SoftBank and their respective affiliates). Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Centerview or any other person assumes responsibility if future results are materially different from those forecasted.

The opinion and analyses of Centerview were only one of many factors taken into consideration by the Special Committee in its evaluation of the Offer. Consequently, the analyses described above should not be viewed as determinative of the views of the Special Committee, the Board of Directors or the Company’s management with respect to the Offer Price to be paid to the holders of our Class A Common Stock (other than DISH, Offeror, Sprint, SoftBank and their respective affiliates) that tender their Shares pursuant to the Offer or as to whether the Special Committee or the Board of Directors would have been willing to determine that a different consideration was fair.

Centerview is a securities firm engaged directly and through affiliates in a number of investment banking, financial advisory and merchant banking activities. Centerview has not in the past two years provided investment banking or other services to the Company. Centerview has not in the past two years provided, and is not currently providing, investment banking or other services to DISH, Offeror, Sprint or Softbank. Centerview may provide investment banking or other services to the Company, DISH, Offeror, Sprint or Softbank, or their respective affiliates in the future, for which Centerview may receive compensation.

Under the terms of Centerview’s engagement letter with the Special Committee, Centerview advised the Special Committee that, to the knowledge of Centerview, its controlled affiliates and the principal members of the team working on its engagement, none of Centerview, its controlled affiliates and the principal members of the team working on its engagement had any direct material economic interests in the Company, Offeror or DISH, other than potential economic interests in accounts over which both (i) such person has no influence or control and (ii) such person has no knowledge of the holdings of such accounts.

In choosing a financial advisor, the Special Committee members discussed whether to engage a number of potential internationally recognized financial services firms to act as financial advisor, including Centerview, based on the knowledge of the members of the Special Committee of firms with expertise in transactions similar to the Offer. The members of the Special Committee then interviewed Centerview and, after consideration and confirmation that Centerview did not have a conflict of interest, selected Centerview as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience and expertise in transactions similar to the Offer. Centerview has acted as financial advisor to the Special Committee in connection with its analysis and consideration of strategic alternatives available to the Company, and have participated in certain of the negotiations relating thereto. In consideration of Centerview’s services, under the terms of Centerview’s engagement letter with the Special Committee (as amended), Centerview received $1 million upon its engagement by the Special Committee and $2 million upon the public announcement of the Sprint Merger Agreement. Centerview also is entitled to receive (1) upon the consummation of the Offer, a transaction fee of $15.0 million (less the fees described in the preceding sentence) or (2) upon the consummation of the Sprint Merger Agreement, a transaction fee which is estimated as of June 12, 2013 to be approximately $12.8 million (less the fees described in the preceding sentence). The Special Committee was aware of this fee structure, as well as the fact that Centerview would be entitled to receive a transaction fee in the event the Company entered into certain alternative transactions, and took such information into account in considering the Centerview opinion and in making its recommendations to the Company’s board. The Company has also agreed to reimburse Centerview for certain expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of its engagement.

Opinion of the Financial Advisor to the Board of Directors

In connection with Clearwire’s board of directors’ analysis and consideration of potential strategic alternatives, on December 7, 2012, Clearwire’s board of directors retained Evercore to act as financial advisor to Clearwire’s board of directors. On June 12, 2013, at a meeting of Clearwire’s board of directors, Evercore delivered its oral opinion to Clearwire’s board of directors, which opinion was subsequently confirmed by delivery of a written opinion, dated June 12, 2013, to the effect that, as of such date and based upon and subject to assumptions made, matters considered and limitations on the scope of review undertaken by Evercore as set forth in its opinion, the Offer Price to be paid to the holders of shares of our Class A Common Stock (other than DISH, Offeror and their respective affiliates) pursuant to the Offer was fair, from a financial point of view, to such holders.

The full text of the written opinion of Evercore, dated June 12, 2013, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken in rendering its opinion, is attached to this Schedule 14D-9 as Annex B. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was directed to Clearwire’s board of directors and addresses, as of the date of such opinion, only the fairness, from a financial point of view, of the Offer Price to be paid to holders of our Class A Common Stock (other than DISH, Offeror and their respective affiliates). The opinion does not address any other aspect of the proposed Offer and does not constitute a recommendation to Clearwire’s board of directors or to any other persons in respect of the proposed Offer, including to any Clearwire shareholder as to how any such holder should vote or act in respect of the proposed Offer. Evercore’s opinion does not address the relative merits of the proposed Offer as compared to other business or financial strategies that might be available to Clearwire, nor does it address the underlying business decision of Clearwire to engage in the proposed Offer. The summary of the Evercore opinion set forth herein is qualified in its entirety by reference to the full text of the opinion attached to this Schedule 14D-9 as Annex B.

In connection with rendering its opinion, Evercore has, among other things:

(i)	reviewed certain publicly available business and financial information relating to Clearwire that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to Clearwire prepared and furnished to Evercore by management of Clearwire;

(iii)	reviewed certain non-public projected financial data relating to Clearwire prepared and furnished to Evercore by management of Clearwire (including the Single-Customer Case and Multi-Customer Case more fully described below under “Item 8. Additional Information—Prospective Financial Information”), which we refer to as the Management Projections (which data is the same as the data contained in “Item 8. Additional Information—Prospective Financial Information”);

(iv)	discussed with management of Clearwire, Clearwire’s past and current operations, financial projections and current financial condition, including Clearwire’s liquidity position and capital needs (and including management’s views on the risks and uncertainties related to the foregoing);

(v)	reviewed the reported prices and the historical trading activity of the shares of Class A Common Stock;

(vi)	compared the valuation multiples relating to the Offer with those of certain other transactions that Evercore deemed relevant;

(vii)	reviewed the Offer to Purchase, including the form of the Note Purchase Agreement and the form of Investor Rights Agreement contained as exhibits thereto;

(viii)	reviewed the Sprint Merger Agreement;

(ix)	reviewed the Sprint Note Purchase Agreement, the First Amendment to the Sprint Note Purchase Agreement, dated January 31, 2013, the Second Amendment to the Sprint Note Purchase Agreement, dated February 26, 2013, and the indenture relating to the Company’s 1.00% Exchangeable Notes due 2018, dated March 1, 2013; and

(x)	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the Management Projections, Evercore assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Clearwire as to the future financial performance of Clearwire under the business assumptions reflected therein. Evercore expressed no view as to any projected financial data relating to Clearwire or the assumptions on which they are based.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the information regarding DISH and Offeror contained in the Offer to Purchase is true and correct, that each of DISH and Offeror will perform all of the covenants and agreements required to be performed by it under the Offer to Purchase and that all conditions to the consummation of the Offer will be satisfied without material waiver or modification thereof. For purposes of rendering its opinion, Evercore also assumed that all holders of Class A Common Stock would be able to tender their shares in the Offer. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Offer will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Clearwire or the consummation of the Offer or materially reduce the benefits to the holders of the Class A Common Stock in the Offer.

Evercore did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of Clearwire, nor was Evercore furnished with any such appraisals, nor did Evercore evaluate the solvency or fair value of Clearwire under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and as can be evaluated on the date of the opinion. It should be understood that subsequent developments may affect Evercore’s opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion. Clearwire advised Evercore that as of the date of the opinion, Clearwire did not expect to generate cumulative positive cash flows during the next twelve months after the date of the Evercore opinion, that Clearwire would need to raise substantial additional capital to fund its business and meet its financial obligations beyond the next twelve months after the date of the Evercore opinion and that the ability of Clearwire to successfully fulfill its additional capital needs in a timely manner was uncertain. In arriving at its opinion, Evercore took these views into account, as well as the impact of Clearwire’s liquidity position and capital needs on the execution of Clearwire’s business plan.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness, as of the date of the Evercore opinion, to the holders of the Class A Common Stock (other than DISH, Offeror, and their respective affiliates), from a financial point of view, of the Offer Price as of the date of its opinion. Evercore did not express any view on, and its opinion did not address, the fairness of the proposed Offer to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of Clearwire, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Clearwire, or any class of such persons, whether relative to the Offer Price to be paid to the holders of the Class A Common Stock (other than DISH, Offeror, and their respective affiliates) or otherwise. Evercore did not express any view on, and its opinion did not address, the fairness of the transactions contemplated by the Note Purchase Agreement or the values of the constituent elements of that transaction. Evercore assumed that any modification to the structure of the transaction will not affect its analysis in any material respect. Evercore’s opinion did not address the relative merits of the Offer as compared to other business or financial strategies that might be available to Evercore, nor did it address the underlying business decision of Clearwire to engage in the proposed Offer.

In arriving at its opinion, Evercore was not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the shares of Class A Common Stock or any business combination or other extraordinary transaction involving Clearwire. Evercore’s opinion did not constitute a recommendation to the board of directors or to any other persons in respect of the proposed Offer, including as to how any holder of shares of Class A Common Stock should act or vote in respect of the proposed Offer or whether to tender any shares in the Offer. Evercore expressed no opinion as to the price at which shares of Clearwire will trade at any time. Evercore’s opinion noted that it is not a legal, regulatory, accounting or tax expert and Evercore assumed the accuracy and completeness of assessments by Clearwire and its advisors with respect to legal, regulatory, accounting and tax matters.

Evercore’s opinion was only one of many factors considered by the board of directors in its evaluation of the proposed Offer and should not be viewed as determinative of the views of the board of directors or our management with respect to the proposed Offer or the Offer Price to be paid to holders of Clearwire’s Class A Common Stock (other than DISH, Offeror, and their respective affiliates). Consequently, the analyses as described below should not be viewed as determinative of the opinion of the Clearwire board of directors with respect to the Offer Price or of whether the Clearwire board of directors would have been willing to agree to different consideration.

Set forth below is a summary of the material financial analyses reviewed by Evercore with Clearwire’s board of directors on June 12, 2013 in connection with rendering the Evercore opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before June 12, 2013, the most recent trading day before delivery of the opinion, and is not necessarily indicative of current market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to understand fully the financial analyses. The tables alone do not constitute a complete description of the financial analyses. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

In conducting its analysis, Evercore used various methodologies to review the valuation of Clearwire to assess the fairness of the Offer Price to be paid to the holders of shares of Class A Common Stock (other than DISH, Offeror, and their respective affiliates). Specifically, Evercore conducted analyses of precedent premia paid analysis, selected publicly-traded companies, selected precedent spectrum transactions, discounted cash flow, which we refer to as DCF, historical share price, and research analyst price targets. However, Evercore only relied upon the analyses of precedent premia paid analysis, selected publicly-traded companies, selected precedent spectrum transactions and DCF for purposes of its opinion.

Analysis of Precedent Premia Paid

Evercore conducted a precedent premia paid analysis by analyzing certain all cash transactions since January 1, 2000 wherein equity value purchased was greater than $500 million but less than $10 billion in which the acquirer purchased 100% of the target

There were 611 such transactions, and the median premium paid relative to the trading share prices one day prior to the announcement of these transactions was 26.6%, the median premium paid relative to the trading share prices one week prior to the announcement of these transactions was 28.5%, and the median premium paid relative to the trading share prices four weeks prior to the announcement of these transactions was 31.7%.

Evercore applied these premia above to Clearwire’s closing share price one day, one week and four weeks prior to the speculation in the markets about the Sprint-SoftBank Merger on October 11, 2012 and to Clearwire’s closing share price one day, one week and four weeks prior to Sprint’s initial proposal to acquire the non-Sprint equity stake in Clearwire on November 21, 2012. The results are provided in the table below.

	Share Price	Implied Share Price
Prior to Sprint-SoftBank Speculation (10/11/12)
1-Day Prior	$1.30	$1.65
1-Week Prior	$1.34	$1.72
4-Weeks Prior	$1.63	$2.15
Prior to Initial Sprint Proposal (11/21/12)
1-Day Prior	$2.12	$2.68
1-Week Prior	$2.22	$2.85
4-Weeks Prior	$1.91	$2.52

Based on the above table, Evercore selected the high to low range of implied share prices based on Clearwire’s closing share price prior to October 11, 2012 and on Clearwire’s closing share price prior to November 21, 2012. The table below summarizes the implied per share equity value reference ranges for Clearwire:

Implied Equity Value per share Valuation Reference Range for Clearwire
Prior to Sprint-SoftBank Speculation (10/11/12)	$1.65 – $2.15
Prior to Initial Sprint Proposal (11/21/12)	$2.52 – $2.85

Evercore noted that the Offer Price to be paid to holders of Clearwire’s Class A Common Stock (other than DISH, Offeror, and their respective affiliates) pursuant to the Offer to Purchase exceeds the ranges of the share prices implied by Evercore’s analysis of precedent premia paid.

Analysis of Selected Publicly-Traded Companies

In order to derive an implied per share equity value reference range for Clearwire, Evercore analyzed the implied spectrum value (or $/MHz-POP) based on public market trading values of similar companies. Evercore, based on its professional judgment and experience in the wireless telecommunications industry, deemed the following two companies, which have either debt and/or equity trading in public markets, sufficiently comparable to Clearwire to serve as a useful basis for comparison:

•	Globalstar, Inc., which we refer to as Globalstar

•	LightSquared Inc., which we refer to as LightSquared

However, because of the inherent differences between the businesses, operations, spectrum portfolio, capital structure, regulatory characteristics and prospects of Clearwire and the selected comparable companies, no comparable company is exactly the same as Clearwire.

Evercore reviewed, among other things, enterprise values as a multiple of the total MHz-POPs of the selected comparable companies. For Globalstar, enterprise value was calculated as public market equity value plus debt, less cash and cash equivalents based on publicly available information. No value was attributed to the existing mobile satellite services business for the purposes of this analysis. The implied spectrum value or implied $/MHz-POP for Globalstar was computed by dividing the calculated enterprise value by Globalstar’s MHz-POPs, derived from the spectrum approved by the FCC for Ancillary Terrestrial Component purposes. For LightSquared, enterprise value was calculated based on the market value of LightSquared outstanding indebtedness including the present value of spectrum leases less cash and cash equivalents. Since LightSquared is currently in restructuring, there is no publicly-traded market value for the common equity and no value has been attributed to the common equity for the purposes of this analysis. The implied spectrum value or implied $/MHz-POP for LightSquared was computed by dividing the calculated enterprise value by LightSquared’s MHz-POPs, derived from publicly available information on LightSquared’s total spectrum portfolio. Implied $/MHz-POPs multiples for the selected comparable companies is summarized below:

Comparable Company	Implied $/MHz-POPs
Globalstar	$0.21
LightSquared	$0.19

Evercore then applied the range of selected calculated enterprise value to implied MHZ-POPs multiples of $0.19-$0.21/MHz-POP derived from the selected comparable companies to the corresponding total MHz-POPs for Clearwire as furnished to Evercore by the management of Clearwire. This resulted in an implied enterprise value for Clearwire, which was then used to derive an implied price per share of Common Stock. These implied share prices were derived by subtracting management’s estimate of net debt and the present value of spectrum leases as of June 30, 2013 from enterprise value and then dividing those amounts by the number of fully diluted shares of Clearwire at that particular share price. Net debt is the sum of interest bearing debt, minus the cash balance, in each case based on management estimates.

The table below summarizes the implied per share equity value reference ranges for Clearwire:

Implied Equity Value per share Valuation Reference Range for Clearwire
Selected Publicly-Traded Companies	$1.98 – $2.45

As discussed above, because of the inherent differences between the businesses, operations, spectrum portfolio, capital structure, regulatory characteristics and prospects of Clearwire and the selected comparable companies, no comparable company is exactly the same as Clearwire.

Evercore noted that the Offer Price to be paid to holders of Clearwire’s Class A Common Stock (other than DISH, Offeror, and their respective affiliates) pursuant to the Offer to Purchase exceeds the range of the share prices implied by Evercore’s analysis of selected publicly-traded companies.

Analysis of Selected Precedent Spectrum Transactions

Evercore reviewed the financial terms, to the extent publicly available, of transactions since 2007 related to the sale of spectrum that Evercore deemed relevant, based on its professional experience with transactions in the wireless telecommunications industry. The set of transactions include (i) the potential sale of Clearwire’s Common Stock at a price of $2.97 per share, or $0.23/MHz-POP, pursuant to the initial Sprint bid on December 17, 2012, (ii) the potential sale of Clearwire’s Common Stock at a price of $3.40 per share, or $0.24/MHz-POP, pursuant to the revised Sprint bid on May 21, 2013, (iii) the potential sale of spectrum pursuant to the proposal delivered by DISH on December 28, 2012, which proposal we refer to as the December DISH Proposal, (iv) the potential tender offer for Clearwire’s Common Stock at a price of $3.30 per share pursuant to the December DISH Proposal and (v) the preliminary non-binding proposal by Verizon on April 8, 2013 to acquire certain spectrum assets of Clearwire, which proposal we refer to as the Preliminary 2013 Verizon Proposal. For each of the selected precedent transactions, Evercore, using publicly available financial and other information, determined the spectrum value or $/MHz-POP for the spectrum sold in each of these transactions. The implied spectrum value or $/MHz-POP for each of the relevant transactions is listed below:

Acquirer	Target	Spectrum Band	Date Transaction Announced	Implied $/MHz- POP
Revised Sprint Bid	Clearwire	EBS/BRS	May 2013	$0.24
Initial Sprint Bid	Clearwire	EBS/BRS	December 2012	$0.23
Preliminary 2013 Verizon Proposal	Clearwire Spectrum	EBS	N/A	$0.22-0.30
DISH Proposal – Tender Offer	Clearwire	EBS/BRS	N/A	$0.24
DISH Proposal – Spectrum	Clearwire	EBS/BRS	N/A	$0.19
Sprint	Clearwire (Represents the sale of Eagle River’s equity interest in Clearwire)	EBS/BRS	October 2012	$0.21
Sprint	Clearwire (Represents Clearwire equity value received by Sprint for its contribution of spectrum)	EBS/BRS	May 2008	$0.26
Clearwire	BellSouth	BRS	February 2007	$0.18
AT&T	NextWave (Implied price for A&B Block only)	WCS	August 2012	$0.35
AT&T	NextWave (All)	WCS	August 2012	$0.19
DISH	Terrestar	S-Band	June 2011	$0.21
DISH	Terrestar	S-Band	June 2011	$0.13	*
DISH	DBSD North America	S-Band	February 2011	$0.23
DISH	DBSD North America	S-Band	February 2011	$0.15	*
Harbinger	SkyTerra	L-Band	September 2009	$0.25

*	Evercore also analyzed implied $/MHz-POP multiples for the DISH/DBSD North America and the DISH/Terrestar transactions adjusted for the book value of satellite assets.

None of these precedent transactions is identical or directly comparable to the Offer. Because the reasons for, and the circumstances surrounding, each of the selected precedent transactions analyzed were so diverse, and because of the inherent differences between the operations and the financial condition of Clearwire and the companies involved in the selected precedent transactions, Evercore believes that a comparable transaction analysis is not solely mathematical and involves complex considerations and judgments. As such, based on this analysis and Evercore’s professional judgment, Evercore applied a range of the $0.18-$0.26 /MHz-POP to the aggregate MHz-POPs of Clearwire to calculate the implied enterprise value of Clearwire. The implied equity value of Clearwire was derived by subtracting net debt and the present value of spectrum leases as of June 30, 2013 from enterprise value and then dividing those amounts by the number of fully diluted shares of Clearwire at that particular share price. Net debt is the sum of interest bearing debt, minus the cash balance, in each case based on management estimates.

The Company is expected to continue to generate negative cash flows for the 12 months after the date of the Evercore opinion. As such, in order to illustrate the impact of reduction in cash on equity value, the equity value was derived as of June 30, 2013 and also as of December 31, 2013 using the same range of $0.18-$0.26/MHz-POPs discussed in the preceding paragraph and the estimated net debt corresponding to June 30, 2013 and December 31, 2013 and the present value of spectrum leases each as based on estimates from management of Clearwire.

The table below summarizes the implied per share equity value reference ranges for Clearwire:

Implied Equity Value per share Valuation Reference Range for Clearwire
Selected Precedent Transactions (6/30/13 Est. Net Debt Balance)	$1.66 – $3.91
Selected Precedent Transactions (12/31/13 Est. Net Debt Balance)	$1.31 – $3.58

Evercore noted that the Offer Price to be paid to holders of Clearwire’s Class A Common Stock (other than DISH, Offeror, and their respective affiliates) pursuant to the Offer to Purchase exceeds the ranges of the share prices implied by Evercore’s analysis of selected precedent spectrum transactions.

Analysis of Discounted Cash Flow

As part of its analysis, and in order to estimate the implied present value of the equity value per share for Clearwire, Evercore prepared a discounted cash flow analysis for Clearwire.

A discounted cash flow analysis is a valuation methodology used to derive a valuation of an asset by calculating the present value of estimated future cash flows to be generated by the asset. Present value refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate. Evercore performed a discounted cash flow analysis for Clearwire by adding (1) the present value of Clearwire’ projected after-tax unlevered free cash flows for the second half of fiscal 2013 and for fiscal years 2014 through 2020, (2) the present value of the terminal value of Clearwire as of the end of fiscal year 2020, and (3) the present value of net operating losses of Clearwire. For each year, unlevered free cash flow was derived as follows: EBITDA plus certain non-cash adjustments less taxes less capital expenditures less changes in working capital, where changes in working capital can either be positive or negative. Terminal value refers to the present value of all future cash flows to be generated by an asset for the period after fiscal year 2020. The unlevered free cash flows, range of terminal values and net operating losses were discounted to present values as of June 30, 2013.

Evercore estimated a range of terminal values as of the end of fiscal year 2020 calculated based on perpetuity growth rates of 2.0% to 4.0%, which Evercore selected based on its professional judgment and experience in the wireless telecommunications industry. Evercore performed the discounted cash flow analysis using a range of discount rates from 10.0% to 17.5% which Evercore selected based on discount rate analysis (which took into account macro-economic assumptions and estimates of risk, cost of financial distress, Clearwire’s cost of debt, weighted average cost of capital analysis and other appropriate factors), professional judgment and experience in the wireless telecommunications industry. Evercore calculated per share equity values by first determining a range of enterprise values of Clearwire by adding the present values of the after-tax unlevered free cash flows, certain net operating losses and terminal values for each perpetuity growth rate and discount rate scenario, and then subtracting from the enterprise values the estimated net debt as of June 30, 2013 and then dividing those amounts by the number of fully diluted shares of Clearwire at that particular share price. Net debt is the sum of interest bearing debt, minus the cash balance, in each case based on management estimates at that date.

Evercore prepared discounted cash flow analyses for two sets of projections provided by the Company’s management. One set of projections was based on the assumption that Sprint will continue to be the Company’s only primary wholesale customer, or the SCC; while the other set of projections was based on the assumption that the Company will be able to source additional large wholesale customers in addition to Sprint, or the MCC. Based on management estimates, both sets of projections are expected to require significant amounts of capital to fully finance the corresponding business plans. The SCC and MCC are estimated to have peak cumulative cash shortfalls of approximately $3.5 billion and $2.1 billion in 2017 and 2015, respectively, before the time at which the Company becomes net cash flow positive. The SCC and MCC assume that any existing debt ($3.8 billion of which matures between 2015 and 2017) is refinanced at maturity at existing rates. In addition to the additional capital requirements needed to finance the SCC and MCC, management of Clearwire indicated that Clearwire has encountered historical and continuing significant challenges and uncertainty in its ability to attract additional wholesale spectrum customers.

In the SCC case, the management of Clearwire indicated that the Company may have excess spectrum capacity that may not be required to operate the business. As such, in the SCC case, in addition to the discounted cash flow analysis, Evercore also analyzed the incremental value to the equity of Clearwire from the net proceeds received from a potential sale of excess spectrum. For the purposes of this analysis, Evercore estimated $2.0 billion of net proceeds or $1.19 -$1.32 per share of incremental equity value in addition to the equity value derived from the discounted cash flow analysis.

The table below summarizes the implied per share equity value reference ranges for Clearwire:

Implied Equity Value per share Valuation Reference Range for Clearwire*
DCF (SCC Case)	($1.91) – $1.94
DCF (SCC Case + Potential Sale of Excess Spectrum)	($0.59) – $3.14
DCF (MCC Case)	$3.81 – $16.77

*	The SCC and MCC are estimated to have peak cumulative cash shortfalls of approximately $3.5 billion and $2.1 billion, in 2017 and 2015, respectively, before the time at which the Company becomes net cash flow positive. The SCC and MCC assume that any existing debt ($3.8 billion of which matures between 2015 and 2017) is refinanced at maturity at existing rates.

Evercore noted that the Offer Price to be paid to holders of Clearwire’s Class A Common Stock (other than DISH, Offeror, and their respective affiliates) pursuant to the Offer to Purchase exceeds the ranges of the share prices implied by Evercore’s analysis of the DCF (SCC Case) and the DCF (SCC Case + Potential Sale of Excess Spectrum) and is within the range of the share prices implied by Evercore’s analysis of the DCF (MCC Case).

Review of Historical Share Prices

Evercore reviewed the recent stock price performance of Clearwire based on an analysis of public trading prices for the twelve months ended June 11, 2013. During this time period, the closing price of Class A Common Stock ranged from a low of $0.90 to a high of $4.50.

Review of Research Analyst Price Targets

Evercore compared recent publicly available research analyst price targets for Clearwire that were available to Evercore as of December 10, 2012, which was the day before there was speculation in the markets about the Sprint Merger, and as of June 11, 2013. Evercore examined ten such analyst targets as of December 10, 2012 set forth in the table below, and noted that the low and high per share equity value price targets for Class A Common Stock were $1.00 and $4.00, respectively. Given that the low target price of $1.00 represented a forward target price as of December 31, 2013, Evercore discounted this target price to December 31, 2012 assuming a cost of equity of 20.0% based on Evercore’s professional judgment and experience in the wireless telecommunications industry, resulting in an adjusted low per-share equity value price target of $0.83 per share. Evercore also examined eight such analyst targets as of June 11, 2013 set forth in the table below, and noted that the low and high per share equity value price targets for Class A Common Stock were $2.97 and $4.50, respectively. As such, the publicly available analyst price targets indicated a range of $0.83 to $4.50 per share of Class A Common Stock.

Publication Date	Analyst	Price Target	Achievement Date
October 25, 2012	Bank of America Merrill Lynch	$4.00	N/A
October 26, 2012	Guggenheim Partners	3.00	End of 2013
November 8, 2012	RBC	2.50	N/A
October 26, 2012	D.A. Davidson	3.00	12-18 months
October 26, 2012	Jefferies	2.00	Year-end 2013
October 25, 2012	Evercore Partners	1.75	N/A
October 26, 2012	Morgan Stanley	1.00	12 months
December 5, 2012	J.P. Morgan	4.00	N/A
November 1, 2012	Macquarie	2.75	12 months
October 26, 2012	UBS	1.75	12 months
June 2, 2013	New Street	3.50	N/A
May 30, 2013	D.A. Davidson	4.40	12-18 months
May 29, 2013	Macquarie	4.50	12 months
May 21, 2013	Janco Partners	3.40	N/A
May 20, 2013	Wells Fargo	2.97	N/A
April 26, 2013	Jefferies	3.15	N/A
April 26, 2013	Guggenheim	3.00	N/A
April 15, 2013	UBS	3.00	N/A

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the proposed Offer by Clearwire’s board of directors, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment in the wireless telecommunications industry after considering the results of all the analyses. In addition, Evercore considered various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be Evercore’s view of the value of Clearwire. No precedent spectrum sale transaction used in the above analyses as a comparison is directly comparable to a potential sale of spectrum by Clearwire. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Clearwire or its advisors. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was viewed as any more significant or was or should be given any greater weight than any other analysis.

Evercore prepared these analyses for the purpose of providing an opinion to Clearwire’s board of directors as to the fairness, from a financial point of view, of the Offer Price to be paid to holders of shares of Class A Common Stock (other than DISH, Offeror, and their respective affiliates) pursuant to the proposed Offer. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.

The issuance of the Evercore opinion was approved by an opinion committee of Evercore Group L.L.C.

Under the terms of Evercore’s engagement, Clearwire agreed to pay Evercore a customary fee for its services. In consideration of Evercore’s services, under the terms of Evercore’s engagement letter with Clearwire (as amended), Evercore received $1 million upon its engagement by Clearwire and $2 million upon the public announcement of the Sprint Merger Agreement. Evercore also is entitled to receive (1) upon the consummation of the Offer, a transaction fee of $15.0 million (less the fees described in the preceding sentence) or (2) upon the consummation of the Sprint Merger Agreement, a transaction fee which is estimated as of June 12, 2013 to be approximately $12.8 million (less the fees described in the preceding sentence). The board of directors of Clearwire was aware of this fee structure, as well as the fact that Evercore would be entitled to receive a transaction fee in the event the Company entered into certain alternative transactions and an expiration fee if the engagement is terminated under certain circumstances, and took such information into account in considering the Evercore opinion and in approving the Sprint Merger. In addition, Clearwire has agreed to reimburse Evercore for its reasonable out-of-pocket expenses (including legal fees, expenses and disbursements) incurred in connection with its engagement, and to indemnify Evercore and its members, partners, officers, directors, advisors, representatives, employees, agents, affiliates or controlling persons against certain losses, claims, damages, liabilities or expense to which any such person may become subject, relating to, arising out of or in connection with Evercore’s engagement, performance of any service in connection therewith or any transaction contemplated thereby. Prior to its engagement, Evercore informed the board of directors of Clearwire that Eduardo Mestre, a Senior Managing Director of Evercore and a member of the Evercore team that would provide services to Clearwire, is a member of the Board of Directors of Comcast. The Clearwire board of directors engaged Evercore and requested Evercore’s opinion after having been so informed.

During the two year period prior to the date hereof, no material relationship existed between Evercore and its affiliates and Clearwire or DISH pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship. Evercore may provide financial or other services to Clearwire or DISH or their respective affiliates in the future and in connection with any such services Evercore may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Clearwire, DISH and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

In choosing a financial advisor, the Company’s board of directors discussed whether to engage a number of potential internationally recognized financial services firms to act as financial advisor, including Evercore, based on the knowledge of the members of the Company’s board or directors of firms with expertise in the industry in which the Company operates and in transactions similar to the Offer. The members of the Company’s board of directors then interviewed Evercore and certain other firms that the board of directors determined did not have conflicts and, after consideration and determination by the board of directors that Evercore did not have a conflict of interest, selected Evercore as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in the telecommunications industry, is familiar with spectrum, had performed work for the Company in the past and has substantial expertise in transactions similar to the Offer. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Intent to Tender

To the knowledge of the Company after reasonable inquiry, each executive officer, director, affiliate and subsidiary of the Company (other than Sprint and its affiliates) who owns Shares currently intends to tender in the Offer all the Shares held of record or beneficially owned by such person, other than (a) Shares underlying stock-based awards, if any, and (b) Shares, if any, that if tendered would cause them to incur liability under the short-swing profits provisions of the Exchange Act.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

In connection with the Special Committee’s analysis and consideration of potential strategic alternatives, on November 21, 2012, the Special Committee retained Centerview to act as its financial advisor. In consideration of Centerview’s services, under the terms of Centerview’s engagement letter with the Special Committee (as amended), Centerview received $1 million upon its engagement by the Special Committee and $2 million upon the public announcement of the Sprint Merger Agreement. Centerview also is entitled to receive (1) upon the consummation of the Offer, a transaction fee of $15.0 million (less the fees described in the preceding sentence) or (2) upon the consummation of the Sprint Merger Agreement, a transaction fee which is estimated as of June 12, 2013 to be approximately $12.8 million (less the fees described in the preceding sentence). The Special Committee was aware of this fee structure, as well as the fact that Centerview would be entitled to receive a transaction fee in the event the Company entered into certain alternative transactions, and took such information into account in considering the Centerview opinion and in making its recommendations to the Company board. The Company has also agreed to reimburse Centerview for certain expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of its engagement.

Centerview is a securities firm engaged directly and through affiliates in a number of investment banking, financial advisory and merchant banking activities. Centerview has not in the past two years provided investment banking or other services to the Company. Centerview has not in the past two years provided, and is not currently providing, investment banking or other services to DISH, Offeror, Sprint or Softbank. Centerview may provide investment banking or other services to the Company, DISH, Offeror, Sprint or Softbank, or their respective affiliates in the future, for which Centerview may receive compensation.

The members of the Special Committee selected Centerview as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience and expertise in transactions similar to the Offer, has acted as financial advisor to the Special Committee in connection with, and has participated in certain of the negotiations leading to, the Sprint Merger.

The board of directors approved a per-meeting fee of $2,000 for each in-person and telephonic meeting and a retainer fee of $40,000 for the chairman and $30,000 for the members of the Special Committee. Compensation of the Special Committee members was not and is not contingent on the Special Committee approving or recommending the Offer or any other strategic alternative or the consummation of the Offer or any other strategic alternative.

In deciding to approve the per-meeting fee, the Clearwire board of directors considered, among other things, the complexities inherent in the strategic financial alternatives to be considered and the time expected to be required by the Special Committee members, the need for the Special Committee to evaluate a variety of matters and the publicly-reported compensation of the special committees of the boards of directors of other companies.

Clearwire’s board of directors has retained Evercore to act as its financial advisor in connection with the Offer and related matters, including any alternative transactions to the Offer. In consideration of Evercore’s services, under the terms of Evercore’s engagement letter with Clearwire (as amended), Evercore received $1 million upon its engagement by Clearwire and $2 million upon the public announcement of the Sprint Merger Agreement. Evercore also is entitled to receive (1) upon the consummation of the Offer, a transaction fee of $15.0 million (less the fees described in the preceding sentence) or (2) upon the consummation of the Sprint Merger Agreement, a transaction fee which is estimated as of June 12, 2013 to be approximately $12.8 million (less the fees described in the preceding sentence). The Company has also agreed to reimburse Evercore for certain expenses incurred by it in connection with its engagement, including fees and expenses of outside legal counsel, and to indemnify Evercore and certain related persons under certain circumstances against certain liabilities that may arise from or relate to Evercore’s engagement, including certain liabilities under U.S. federal securities laws. The terms of the engagement letter with Evercore, including the foregoing fee arrangements, were negotiated at arm’s-length between the Company and Evercore, and the Company was aware of the fee arrangements prior to selecting Evercore as its independent financial advisor and at the time of the recommendation of the Offer.

During the two year period prior to the date hereof, no material relationship existed between Evercore and its affiliates and Clearwire or DISH pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship. Evercore may provide financial or other services to Clearwire, DISH or their respective affiliates in the future and in connection with any such services Evercore may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Clearwire, DISH and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

Clearwire selected Evercore as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in the telecommunications industry, is familiar with spectrum, had performed work for the Company in the past and has substantial expertise in transactions similar to the Offer. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

The following table sets forth information regarding transactions with respect to Shares effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors affiliates or subsidiaries during the past 60 days prior to the date of this Schedule 14D-9, showing the date of such transaction, the number of Shares sold and the price received for those Shares. Unless otherwise indicated, each of the sales set out below represent the automatic sale of Shares to satisfy tax withholding obligations.

Officer		Date	Price	Shares
Slade Gorton[1]	Acquisition	06/01/2013	0.00	47,059
John Saw	Sell	05/13/2013	3.22	10,450

(1)	These restricted stock units (RSUs) were granted on June 1, 2013 and will vest in one installment on June 1, 2014. In the event that the Sprint Merger closes, at the effective time of the Sprint Merger, these RSUs will be cancelled in exchange for the right to receive a lump sum cash payment equal to a pro-rated portion of the product of the merger consideration, without interest, and the number of shares of Class A Common Stock subject to such RSU grant, the pro-rated portion equal to the percentage of the vesting of period of such award that is served by the director prior to the effective time of the Sprint Merger.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the board of directors or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer.

Anti-Takeover Statute

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prohibits an “interested stockholder” (which includes a person who owns or has the right to acquire 15% or more of the corporation’s issued and outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the board of directors of the corporation approved, prior to the interested person becoming such, either the business combination or the transaction in which the interested stockholder became such.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer and has not attempted to comply with any other state takeover laws or regulations.

Executive Compensation

The information under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Golden Parachute Compensation” is incorporated herein by reference.

Regulatory Approvals

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission, which we refer to as the FTC, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice, which we refer to as Antitrust Division, and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the parties decide to voluntarily withdraw and re-file to allow a second 15-day waiting period, or the reviewing agency issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Offeror pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of DISH or Clearwire. Private parties (including individual states of the United States) may also bring legal actions under the antitrust laws of the United States. DISH does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

On May 30, 2013, DISH filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on June 14, 2013.

FCC approval for the consummation of the Offer is required in the event that as a result of the Offer, DISH acquires 50% or more of the voting interests in Clearwire or otherwise effects a transfer of control as determined by Title 47 of the Code of Federal Regulations, Chapter 1, Subchapter A, Section 1.948 (“47 CFR 1.948”) and the FCC’s decisions. Pursuant to 47 CFR 1.948, DISH will file an application with the FCC for transfer of control of Clearwire and must receive the required FCC Consents in order to consummate the Offer in that event.

Tax Ownership Change

The Company believes that it would experience another “ownership change” for purposes of Section 382 of the United States Internal Revenue Code of 1986, as amended, which we refer to as the “Code”, if DISH completes the Offer in accordance with its terms, which may limit the Company’s ability to use its historical net operating losses, which we refer to as NOLs, to offset its income and gain in the future. In general, after an ownership change, Section 382 of the Code limits the amount of the pre-change NOLs of the Company that may be used to offset income and gain of the Company arising in each taxable year after the ownership change to the product of the fair market value of the Company’s stock at the time of the ownership change and a specified rate based on long-term tax-exempt bond yields. As discussed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 (filed as Exhibit (e)(1) hereto), as of December 31, 2012, excluding NOL carryforwards that the Company permanently will be unable to use, the Company had United States federal NOL carryforwards of approximately $1.3 billion, of which approximately $1.1 billion already is subject to certain annual limitations imposed under Section 382 of the Code. A further ownership change as a result of the completion of the Offer would impose a limitation on the Company’s ability to use its previously unlimited NOLs generated since the time of its most recent previous ownership change. As a result, there may be an increased likelihood that the Company would become a cash taxpayer in the future, requiring Clearwire Communications to make a tax distribution to the Company, together with corresponding proportionate tax distributions to its other members. However, while it is not free from doubt, based on the Offer Price of $4.40 per share of Class A

Common Stock, the Company does not believe that any additional limitation imposed on its ability to use its currently available NOLs as a result of the Offer under Section 382 of the Code would seriously impair its ability to use such losses in the future. The determination of whether the Company has experienced an ownership change and the ability of the Company to use its NOLs after an ownership change is subject to numerous factual and legal uncertainties, including certain unresolved issues as to the proper interpretation of Section 382 of the Code, and there can be no assurance that the United States Internal Revenue Service or a court will agree with the Company’s calculations.

Historical Market Price of Class A Common Stock

Our Class A Common Stock is listed for trading on NASDAQ under the symbol “CLWR.” The table below shows, for the periods indicated, the price range of our Class A Common Stock, as reported by NASDAQ.

	High	Low
Year Ended December 31, 2011:
First Quarter	$6.00	$4.71
Second Quarter	$6.11	$3.35
Third Quarter	$4.07	$1.32
Fourth Quarter	$2.64	$1.24
Year Ended December 31, 2012:
First Quarter	$2.48	$1.69
Second Quarter	$2.32	$1.00
Third Quarter	$1.95	$0.83
Fourth Quarter	$3.40	$1.21
Year Ended December 31, 2013:
First Quarter	$3.42	$2.85
Second Quarter (through June 11, 2013)	$4.49	$3.08

On June 11, 2013, the most recent practicable date before this Schedule 14D-9 was mailed to our stockholders, the closing price for our Class A Common Stock on NASDAQ was $4.35 per share. You are encouraged to obtain current market quotations for our Class A Common Stock in connection with voting your shares of Class A Common Stock.

Prospective Financial Information

Set forth below is prospective financial information based on two sets of financial projections of the Company for fiscal years 2012 through 2020 prepared by management of the Company and updated as of May 10, 2013 to reflect the Company’s actual performance during the past two fiscal quarters: (1) the Single-Customer Case, which we refer to as the SCC, which assumes Sprint will remain the Company’s only major wholesale customer, and (2) the Multi-Customer Case, which we refer to as the MCC, which assumes the Company would achieve substantial non-Sprint network traffic from a second major wholesale partner beginning in 2014. Each of these sets of projections was previously included in the Proxy Statement. The Company, however, does not expect to be able to obtain a second significant wholesale customer and has been unable to obtain a second significant wholesale customer in spite of its efforts to do so for the last two years. The prospective financial information set forth below and included in the Proxy Statement Supplement dated May 30, 2013 was prepared more recently than the prospective financial information initially included in the Proxy Statement on April 23, 2013. While this revised prospective financial information was calculated with the benefit of more recent financial information (including financial results for the last fiscal quarter of 2012 and the first fiscal quarter of 2013) that was not previously available as of April 23, 2013, we do not believe that the projections are materially different from the information initially provided the Proxy Statement on April 23, 2013. Centerview and Evercore prepared their respective financial analysis on the basis of the revised prospective financial information, as well as updated capitalization numbers provided by the Company. Centerview and Evercore concluded that such revised prospective financial information did not have a material impact on their respective financial analysis as related to the Offer.

Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The prospective financial information is subjective in many respects and reflects numerous judgments, estimates and assumptions that are inherently uncertain, many of which are beyond the Company’s control, including estimates and assumptions regarding industry performance and general business, economic, regulatory, market and financial conditions, as well as other future events. Important factors that may affect actual results and cause this information not to be accurate include, but are not limited to, risks and uncertainties relating to the Company’s business, our dependence on wholesale partners, suppliers and third-party service providers, competition, conflicts of interest, the regulatory environment, data security breaches, and capital adequacy and other factors described in the section entitled “Risk Factors” of our annual report on Form 10-K for the year ended December 31, 2012 and other risk factors detailed from time to time in the Company’s reports filed with the SEC and incorporated by reference in this Schedule 14D-9. In addition, the prospective financial information does not reflect any events that could affect the Company’s prospects, changes in general business or economic conditions or any other transaction or event that has occurred since, or that may occur and that was not anticipated at, the time the financial projections were prepared. The prospective financial information also covers multiple years and by its nature becomes subject to greater uncertainty with each successive year. Furthermore, and for the same reasons, this information should not be construed as commentary by the Company’s management as to how the Company’s management expects the Company’s actual results to compare to research analysts’ estimates. There can be no assurance that the prospective financial information is or will be accurate or that the Company’s future financial results will not vary, even materially, from this information. None of the Company, its affiliates, representatives or agents undertakes any obligation to update or otherwise to revise the prospective financial information to reflect circumstances existing or arising after the date such information was generated or to reflect the occurrence of future events, even if any or all of the underlying estimates and assumptions are shown to be in error.

SCC	2011A	2012A	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	‘12-‘20 CAGR
Revenue	$1,253	$1,265	$1,254	$885	$1,145	$1,611	$1,977	$2,288	$2,576	$2,732	10.1%
Adjusted EBITDA(1)	(305)	(155)	(187)	(586)	(351)	254	618	1,049	1,355	1,440	NM
% Margin	NM	NM	NM	NM	NM	15.8%	31.3%	45.9%	52.6%	52.7%
Capital expenditures(2)	220	181	371	375	146	161	233	229	295	317	7.2%
Interest Expense	(474)	(511)	(512)	(512)	(512)	(512)	(512)	(512)	(512)	(512)	0.0%
Free Cash Flow(3)	$(1,357)	$(605)	$(1,066)	$(1,478)	$(1,248)	$(483)	$(174)	$265	$510	$591	NM
Cash Shortfall(4)	1,108	869	58	(1,479)	(2,776)	(3,293)	(3,496)	(3,238)	(2,735)	(2,152)

MCC	2011A	2012A	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	‘12-‘20 CAGR
Revenue	$1,253	$1,265	$1,254	$966	$1,875	$3,415	$4,608	$5,666	$6,640	$7,040	23.9%
Adjusted EBITDA(1)	(305)	(155)	(187)	(505)	378	2,056	3,199	4,316	5,248	5,517	NM
% Margin	NM	NM	NM	NM	20.2%	60.2%	69.4%	76.2%	79.0%	78.4%
Capital expenditures(2)	220	181	371	375	188	341	461	567	664	704	18.5%
Interest Expense	(474)	(511)	(512)	(512)	(512)	(512)	(512)	(512)	(512)	(512)	0.0%
Free Cash Flow(3)	$(1,357)	$(605)	$(1,066)	$(1,399)	$(648)	$1,008	$2,079	$2,539	$2,399	$2,607	NM
Cash Shortfall(4)	1,108	869	58	(1,400)	(2,097)	(1,124)	926	3,458	5,850	8,450

(1)	Adjusted EBITDA is defined as consolidated operating loss less depreciation and amortization expenses, non-cash expenses related to operating leases (towers, spectrum leases and buildings), stock-based compensation expense, loss from abandonment of network and other assets, charges for differences between recorded amounts and the results of physical counts, and charges for excessive and obsolete network equipment and CPE inventory.
(2)	Capital expenditures include expenditures for the improvement and maintenance of our existing networks and for the deployment of our LTE network.
(3)	Free Cash Flow is defined as Adjusted EBITDA less capital expenditures, changes in net working capital, cash taxes and interest.
(4)	Cash shortfall is defined as cumulative Free Cash Flow adjusted for actual 2012 year end cash balance of $869 million, and assumes our debt is refinanced at maturity at existing rates and there is no incremental debt or other funding other than Sprint financing that has been drawn to date and vendor financing.

Forward-Looking Statements

Certain statements in this Schedule 14D-9 constitute forward-looking statements. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “may,” “could,” “should,” “estimate,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions, “believe” and similar terms, including any statements that refer to expectations or other characterizations of future events, circumstances or results, including, without limitation: all statements related to the proposed business transactions; the outlook for Clearwire’s businesses, performance and opportunities; the expected timing of the completion of the transactions; the ability to complete the transactions considering the various closing conditions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties, including uncertainties as to the timing of the Offer and the transactions; uncertainties as to how many of the Company’s stockholders will tender their stock in the Offer; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by the Company from time to time, as well as the Offer documents to be filed by DISH and the solicitation/recommendation statement to be filed by the Company.

All of the materials related to the Offer (and all other Offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed with the SEC by the Company on the “Investor Relations” section of the Company’s website at www.clearwire.com. Clearwire does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s filings with the SEC. The Company assumes no obligation, and disclaims any obligation, to update information contained in this Schedule 14D-9, including forward-looking statements, as a result of facts, events or circumstances after the date of this Schedule 14D-9.

Item 9.	Exhibits

The following exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 30, 2013 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (including the Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

Exhibit No.	Description

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Summary Advertisement as published on May 30, 2013, in the Wall Street Journal (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(2)	Opinion of Centerview Partners LLC, dated June 12, 2012 (included as Annex A to this Schedule 14D-9).

(a)(3)	Opinion of Evercore Group L.L.C., dated June 12, 2012 (included as Annex B to this Schedule 14D-9).

(e)(1)	Annual Report of Clearwire Corporation (included in Clearwire Corporation’s Form 10-K filed with the Securities and Exchange Commission on February 14, 2013, and incorporated by reference herein).

(e)(2)	Amendment to Annual Report of Clearwire Corporation (included in Clearwire Corporation’s Form 10-K/A filed with the Securities and Exchange Commission on April 26, 2013, and incorporated by reference herein).

(e)(3)	Quarterly Report of Clearwire Corporation (included in Clearwire Corporation’s Form 10-Q filed with the Securities and Exchange Commission on April 26, 2013, and incorporated by reference herein).

(e)(4)	Proxy Statement of Clearwire Corporation (included in Clearwire Corporation’s Schedule 14A filed with the Securities and Exchange Commission on April 23, 2013, and incorporated by reference herein).

(e)(5)	Supplement to Proxy Statement (included in Clearwire Corporation’s Schedule 14A filed with the Securities and Exchange Commission on May 22, 2013, and incorporated by reference herein).

(e)(6)	Supplement to Proxy Statement (included in Clearwire Corporation’s Schedule 14A filed with the Securities and Exchange Commission on May 28, 2013, and incorporated by reference herein).

(e)(7)	Supplement to Proxy Statement (included in Clearwire Corporation’s Schedule 14A filed with the Securities and Exchange Commission on May 30, 2013, and incorporated by reference herein).

(e)(8)	Restated Certificate of Incorporation of Clearwire Corporation (incorporated by reference to Exhibit 3.1 to Clearwire Corporation’s Form 8-K filed December 1, 2008).

(e)(9)	Certificate of Amendment of Certificate of Incorporation of Clearwire Corporation (incorporated by reference to Exhibit 3.1 to Clearwire Corporation’s Form 8-K filed November 10, 2009).

(e)(10)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.19 to Clearwire Corporation’s Form 10-K originally filed March 26, 2009).

(e)(11)	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.20 to Clearwire Corporation’s Form 10-K originally filed March 26, 2009).

(e)(12)	Clearwire Corporation Change in Control Severance Plan, as amended (incorporated by reference to Exhibit 10.1 to Clearwire Corporation’s Form 10-Q filed May 12, 2008 and Exhibit 10.1 to Clearwire Corporation’s Form 10-Q filed August 8, 2008).

(e)(13)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to Clearwire Corporation’s Form 8-K filed December 8, 2008).

(e)(14)	Clearwire Corporation 2010 Executive Continuity Plan (incorporated by reference to Exhibit 10.1 to Clearwire Corporation’s Form 8-K filed on April 30, 2010).

Exhibit No.	Description

(e)(15)	Clearwire Corporation Annual Performance Plan (incorporated by reference to Exhibit 10.1 to Clearwire Corporation’s Form 8-K filed on February 16, 2011).

(e)(16)	Amendment to Clearwire Corporation 2010 Executive Continuity Plan (Incorporated herein by reference to Exhibit 10.1 to Clearwire Corporation’s Form 8-K filed on March 10, 2011).

(e)(17)	Offer Letter Agreement dated August 8, 2011 between Erik E. Prusch and Clearwire Corporation (Incorporated herein by reference to Exhibit 10.1 to Clearwire Corporation’s Form 8-K filed on August 10, 2011).

(e)(18)	Agreement and Plan of Merger, dated as of December 17, 2012, by and among Sprint, Merger Sub and Clearwire (included in Exhibit (e)(3) as Annex A-1).

(e)(19)	First Amendment to Agreement and Plan of Merger, dated as of April 18, 2013, by and among Sprint, Merger Sub and Clearwire (included in Exhibit (e)(3) as Annex A-2).

(e)(20)	Second Amendment to Agreement and Plan of Merger, dated as of May 21, 2013, by and among Sprint, Merger Sub and Clearwire (included in Exhibit (e)(4) as Annex S-A).

(e)(21)	Note Purchase Agreement, dated as of December 17, 2012, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc. and Sprint (included in Exhibit (e)(3) as Annex F-1).

(e)(22)	First Amendment to the Note Purchase Agreement, dated as of January 31, 2013, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc. and Sprint (included in Exhibit (e)(3) as Annex F-2).

(e)(23)	Second Amendment to the Note Purchase Agreement, dated as of February 26, 2013, by and among Clearwire, Clearwire Communications LLC, Clearwire Finance, Inc. and Sprint (included in Exhibit (e)(3) as Annex F-3).

(e)(24)	Form of proposed Note Purchase Agreement (Incorporated herein by reference to Exhibit (d)(1) to the Schedule TO).

(e)(25)	Form of proposed Investor Rights Agreement (Incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

Annex A: Opinion of Centerview Partners LLC, dated June 12, 2013.

Annex B: Opinion of Evercore Group L.L.C., dated June 12, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLEARWIRE CORPORATION

By:	/s/ Hope F. Chochran
Name:	Hope F. Chochran
Title:	Chief Financial Officer

Dated: June 12, 2013

Annex A

Opinion of Centerview Partners LLC, dated June 12, 2013

June 12, 2013

Special Committee of the Board of Directors

Clearwire Corporation

1425 120th Avenue NE

Bellevue, WA 98005

Ladies and Gentlemen:

We understand that DISH Acquisition Holding Corporation (“Purchaser”), a wholly-owned subsidiary of DISH Network Corporation (“DISH”), is offering to purchase all of the issued and outstanding shares of Class A common stock of Clearwire Corporation (the “Company”), par value $0.0001 per share (the “Shares”), at a price of $4.40 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 30, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), each attached as exhibits to the Schedule TO filed by DISH and Purchaser with the Securities and Exchange Commission on May 30, 2013 (as amended on June 4, 2013, the “Schedule TO”). The Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”. The terms and conditions of the Offer are more fully set forth in the Offer to Purchase.

The Special Committee of the Board of Directors of the Company (the “Special Committee”) has requested our opinion, as of the date hereof, as to the fairness of the Offer Price, from a financial point of view, to the holders of Shares (other than DISH, Purchaser, Sprint Nextel Corporation, SOFTBANK CORP. and their respective affiliates).

We have acted as financial advisor to the Special Committee in connection with its analysis and consideration of strategic alternatives available to the Company, and have participated in certain of the negotiations relating thereto. We have received, and will receive, a fee for our services in connection with our engagement, a substantial portion of which is contingent upon the completion of the Offer or the consummation of certain alternative transactions. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates in a number of investment banking, financial advisory and merchant banking activities. We have not in the past two years provided investment banking or other services to the Company. We have not in the past two years provided, and are not currently providing, investment banking or other services to Purchaser or DISH. We may provide investment banking or other services to the Company, Purchaser, DISH or their respective affiliates in the future, for which we may receive compensation.

In connection with this opinion, we have reviewed, among other things: (i) the Schedule TO (including the exhibits thereto); (ii) the Annual Reports on Form 10-K of the Company for the years ended December 31, 2009, 2010, 2011 and 2012; (iii) certain interim reports to stockholders, including Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company

Special Committee of the Board of Directors

Clearwire Corporation

June 12, 2013

furnished to us by the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company (the “Internal Data”). We have conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and the Offer. We have also reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, and we compared certain of the proposed financial terms of the Offer with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant. In addition, we conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have not assumed any responsibility for independent verification of any of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with the consent of the Special Committee, relied upon such information as being complete and accurate. In that regard, we have assumed, at the direction of the Special Committee, that the Internal Data has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at the direction of the Special Committee, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at the direction of the Special Committee, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at the direction of the Special Committee, that the Offer will be consummated in accordance with the terms of the Offer to Purchase, without the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion. In addition, we have assumed that in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Offer, no delay, limitation, restriction condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Offer on such matters under any state, federal, or other laws relating to bankruptcy, insolvency or similar matters. In addition, we have not evaluated and do not express any opinion as to the price at which Shares may trade at any time subsequent to the announcement of the Offer. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view herein as to, and our opinion does not address, the Company’s underlying business decision to recommend the Offer, or the relative merits of the Offer as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. In particular, we express no view herein as to, and our opinion does not address, the effect of the Special Committee’s decision to recommend the Offer on the transactions contemplated by the Agreement and Plan of Merger, dated as of December 17, 2012 (as amended on April 18, 2013 and May 21, 2013), by and among the Company, Sprint Nextel Corporation and Collie Acquisition Corp. In connection with our engagement and at the direction of the Special Committee, we were requested to approach, and we held discussions with, selected third parties to solicit indications of interest in the possible acquisition of certain assets of the Company. This opinion is limited to and addresses only the fairness, from a financial point of

Special Committee of the Board of Directors

Clearwire Corporation

June 12, 2013

view, to the holders of Shares (other than DISH, Purchaser, Sprint Nextel Corporation, SOFTBANK CORP. and their respective affiliates), as of the date hereof, of the Offer Price. We have not been asked to, nor do we, express any view herein on, and our opinion does not address, any other term or aspect of the Offer, including, without limitation, the structure or form of the Offer or any other agreements or arrangements contemplated by the Offer or entered into in connection with or otherwise contemplated by the Offer, including, without limitation, the fairness of the Offer to, or any consideration to be received in connection therewith by, or the impact of the Offer on, the holders of any other class of securities, creditors, or other constituencies of the Company or any party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Offer, whether relative to the Offer Price to be paid to the holders of Shares (other than DISH, Purchaser, Sprint Nextel Corporation, SOFTBANK CORP. and their respective affiliates) that tender their Shares pursuant to the Offer or otherwise. Our opinion is necessarily based on economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company or any other person as to whether such stockholder or other person should tender their Shares or otherwise act with respect to the Offer or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee in connection with and for purposes of their consideration of the Offer. This opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion, as of the date hereof, that the Offer Price is fair, from a financial point of view, to the holders of Shares (other than DISH, Purchaser, Sprint Nextel Corporation, SOFTBANK CORP. and their respective affiliates).

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

Annex B

Opinion of Evercore Group L.L.C., dated June 12, 2013

E V E R C O R E  G R O U P  L.L.C.

June 12, 2013

The Board of Directors of

Clearwire Corporation

1475 120th Avenue Northeast

Bellevue, Washington 98005

Members of the Board of Directors:

We understand that DISH Network Corporation, a Nevada corporation (“DISH”), through DISH Acquisition Holding Corporation, a Delaware corporation and wholly-owned subsidiary of DISH (“Purchaser”), has commenced a tender offer (the “Offer”) for all of the issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of Clearwire Corporation, a Delaware corporation (the “Company”), at a price of $4.40 per share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”). The terms and conditions of the Offer are more fully set forth in that certain Offer to Purchase, dated as of May 30, 2013, issued by DISH and the Purchaser (the “Offer to Purchase”) and terms used herein and not defined shall have the meanings ascribed thereto in the Offer to Purchase.

The Board of Directors has asked us whether, in our opinion, the Offer Price to be received by the holders of shares of Class A Common Stock (other than DISH, Purchaser and their respective affiliates), pursuant to the Offer to Purchase is fair, from a financial point of view, to such holders.

In connection with rendering our opinion, we have, among other things:

(i) reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii) reviewed certain non-public historical financial statements and other non-public historical financial and operating data relating to the Company prepared and furnished to us by management of the Company;

(iii) reviewed certain non-public projected financial data relating to the Company prepared and furnished to us by management of the Company (the “Management Projections”);

(iv) discussed with management of the Company, the Company’s past and current operations, financial projections and current financial condition, including the Company’s liquidity position and capital needs (and including management’s views on the risks and uncertainties related to the foregoing);

(v) reviewed the reported prices and the historical trading activity of the shares of Class A Common Stock;

(vi) compared the valuation multiples relating to the Offer with those of certain other transactions that we deemed relevant;

(vii) reviewed the Offer to Purchase, including the Form of Note Purchase Agreement, among the Company, Clearwire Communications, LLC, Clearwire Finance, Inc. and the Purchaser (the “Note Purchase Agreement”) and the Form of Investor Rights Agreement by and between the Company and the Purchaser contained as exhibits thereto;

(viii) reviewed the Agreement and Plan of Merger, dated as of December 17, 2012, as amended, among Sprint Nextel Corporation, Collie Acquisition Corp. and the Company (the “Sprint Merger Agreement”);

(ix) reviewed the Note Purchase Agreement, dated December 17, 2012, by and among the Company, Clearwire Communications, LLC, Clearwire Finance, Inc. and Sprint Nextel Corporation (the “Sprint Note Purchase Agreement”), the First Amendment to the Sprint Note Purchase Agreement, dated January 31, 2013, the Second Amendment to the Sprint Note Purchase Agreement, dated February 26, 2013, and the indenture relating to the Company’s 1.00% Exchangeable Notes due 2018, dated March 1, 2013; and

(x) performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the Management Projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company under the business assumptions reflected therein. We express no view as to any projected financial data relating to the Company or the assumptions on which they are based.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the information regarding DISH and Purchaser contained in the Offer to Purchase is true and correct, that each of DISH and Purchaser will perform all of the covenants and agreements required to be performed by it under the Offer to Purchase and that all conditions to the consummation of the Offer will be satisfied without material waiver or modification thereof. We have also assumed that all holders of Class A Common Stock would be able to tender their shares in the Offer. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Offer will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Offer or materially reduce the benefits to the holders of the Class A Common Stock in the Offer.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion. You have advised us that the Company does not expect to generate cumulative positive cash flows during the next twelve months, that the Company will need to raise substantial additional capital to fund its business and meet its financial obligations beyond the next twelve months and that the ability of the Company to successfully fulfill its additional capital needs in a timely manner is uncertain. In arriving at our opinion, we have taken these views into account, as well as the impact of the Company’s liquidity position and capital needs on the execution of the Company’s business plan.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Class A Common Stock (other than DISH, Purchaser and their respective affiliates), from a financial point of view, of the Offer Price. We do not express any view on, and our opinion does not address, the fairness of the proposed Offer to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Offer Price or otherwise. We do not express any view on, and our opinion does not address, the fairness of the transactions contemplated by the Note Purchase Agreement or the values of the constituent elements of that transaction. We have assumed that any modification to the structure of the transaction will not affect our analysis in any material respect. Our opinion does not address the relative merits of the Offer as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Offer.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of the shares of Class A Common Stock or any business combination or other extraordinary transaction involving the Company. This letter, and our opinion, does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Offer, including as to how any holder of shares of Class A Common Stock should act or vote in respect of the Offer or whether to tender any shares in the Offer. We express no opinion herein as to the price at which shares of the Company will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We have acted as financial advisor to the Company in connection with the Offer and in accordance with the terms of our engagement letter with the Company, we were paid an initial fee at the time we were engaged by the Company on behalf of the Board of Directors as well as an additional fee for our services upon the rendering to the Board of Directors our opinion, dated December 16, 2012, in connection with certain aspects of the Sprint Merger Agreement. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We will also be entitled to receive a success fee if the Offer is consummated. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and DISH pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to the Company or DISH or their respective affiliates in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, DISH and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of Directors in connection with their evaluation of the proposed Offer. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its stockholders relating to the Offer; provided, however, that all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to our prior consent with respect to form and substance, which consent shall not be unreasonably withheld or delayed.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price is fair, from a financial point of view, to the holders of the shares of Class A Common Stock (other than DISH, Purchaser and their respective affiliates).

Very truly yours, EVERCORE GROUP L.L.C.

By:	/s/ Daniel B. Mendelow
Daniel B. Mendelow
Senior Managing Director

B-6